Exhibit 99.1

Q1 2017

FIRST QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | SUSTAINABLE GROWTH AND INCOME

VERMILION ENERGY

Vermilion Energy Inc.	2017 First Quarter Report

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

1

Vermilion Energy Inc.	2017 First Quarter Report

ABBREVIATIONS

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d	barrel of oil equivalent per day
btu	British thermal units
DRIP	Dividend Reinvestment Plan
GJ	gigajoules
mbbls	thousand barrels
mboe	thousand barrel of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrel of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MWh	megawatt hour
NBP	the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point Virtual Trading Point. Our production in Ireland is priced with reference to NBP.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
TTF	the price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility
Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

2

Vermilion Energy Inc.	2017 First Quarter Report

HIGHLIGHTS

➢

Average production increased by 6% in Q1 2017 to 64,537 boe/d as compared to 60,863 boe/d in the prior quarter. This increase was primarily attributable to higher volumes in Canada from the resumption of voluntarily curtailed natural gas production and organic growth from development activities, as well as incremental volumes from our German acquisition which closed on December 19, 2016. We expect production volumes to continue increasing throughout 2017 to achieve our full year production guidance of between 69,000 to 70,000 boe/d.

➢	Fund flows from operations ("FFO") for Q1 2017 was $143.4 million ($1.21/basic share(1)) as compared to $149.6 million ($1.27/basic share) in Q4 2016. This 4% decrease in FFO quarter-over-quarter is primarily attributable to a significant inventory build in France and Australia related to shipment timing. The pre-tax FFO impact of the quarter-over-quarter change in inventory levels was approximately $15.5 million. Based on anticipated shipment schedules, we expect that this inventory build will reverse over the course of the year, unwinding the FFO impact. Year-over-year, FFO increased by 53% as compared to Q1 2016 as a result of significantly higher commodity prices.

➢	Production from Corrib averaged 64.8 mmcf/d (10,803 boe/d) in Q1 2017, representing 100% of rated plant capacity. The project has continued to outperform expectations relating to well deliverability and downtime. Due to expected higher recovery efficiency resulting from better well communication, we have adjusted our field and well performance estimates and now expect to maintain peak production plateau through Q1 2018, and potentially into Q2 2018.

➢	During the first quarter we drilled 22 (18.4 net) wells in Canada and placed 21 (16.1 net) wells on production. Individual well results from our Q1 2017 Mannville program exceeded our expectations with the majority displaying test productivity significantly above our average well performance to-date. Lower Mannville wells tested during the quarter(2) include one well that tested at 8.0 mmcf/d with 190 bbls/d of free liquids, and a second well at 2.8 mmcf/d with 535 bbls/d of free liquids. Based on early stage production results, oil rates from our Cardium and Midale wells are in-line with expectations while cost efficiencies have continued to improve.

➢	We drilled and completed our first wells in the Neocomian fields in France during Q1 2017. Two wells are on production at a combined initial rate of 300 bbls/d, which exceeded expectations. During the first quarter, we also completed and placed on production the four (4.0 net) Champotran wells we drilled in France in Q4 2016. All wells are productive, with two exceeding expectations, and two below. The combined IP30 oil rate from the four Champotran wells was 550 bbls/d.

➢	We drilled three (3.0 net) wells in the United States in our early stage Turner Sand play during the quarter. Two of the three wells were completed and placed on production in late March. The two wells have been produced intermittently, with initial production performance comparable to the better wells drilled thus far in our East Finn project area.

➢	As noted in our year-end 2016 release, permitting delays in the Netherlands have resulted in a reallocation of capital and a change in our production mix in favor of other business units. Due to project approval delays, a modest amount of capital has been moved from the Netherlands to Canada. As a result of production permit delays in the Netherlands, we are employing under-utilized well deliverability in Canada, and to a lesser extent, Australia to meet corporate targets. Our revised production plan by business unit is shown in our May 2017 investor presentation on our website.

➢	During Q1 2017, we issued US$300 million of eight-year senior unsecured notes at a coupon of 5.625% per annum. This issuance was completed by way of a private offering and represented Vermilion's first issuance in the US debt markets. Subsequent to the quarter, we negotiated an extension of our credit facility with our banking syndicate to May 2021. As a result of our projected liquidity requirements and the proceeds from this debt issuance, we elected to reduce our bank facility to $1.4 billion from $2.0 billion.

➢	Effective with the April 2017 dividend payment, the allowable participation in the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan is now being prorated by 75%. We plan to discontinue the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program. In addition, we reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 dividend.

➢

Vermilion was recently ranked 13th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list. This marks the fourth year in a row that Vermilion has been recognized by Corporate Knights as one of Canada's top sustainability performers. Vermilion continues to be the highest rated oil and gas company on the list. This recognition reflects our strong focus on sustainability, transparency and performance on environmental, social and governance issues.

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis.

(2)	Well A (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 24.7mm. Well A achieved a peak burnable gas production rate of 9.1 mmcf/d with a stabilized rate of 8.0 mmcf/d. Well A also achieved a peak liquids production rate of 375 bbls/d with a stabilized rate of 190 bbls/d. Well B (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 21.3mm. Well B achieved a peak burnable gas production rate of 3.3 mmcf/d with a stabilized rate of 2.8 mmcf/d. Well B also achieved a peak liquids production rate of 690 bbls/d with a stabilized rate of 535 bbls/d. These test results are not necessarily indicative of long-term performance or of ultimate recovery.
TM	Denotes trademark of Canaccord Genuity Capital Corporation

3

Vermilion Energy Inc.	2017 First Quarter Report

HIGHLIGHTS

	Three Months Ended
($M except as indicated)	Mar 31,	Dec 31,	Mar 31,
Financial	2017	2016	2016
Petroleum and natural gas sales	261,601	259,891	177,385
Fund flows from operations	143,434	149,582	93,667
Fund flows from operations ($/basic share) (1)	1.21	1.27	0.83
Fund flows from operations ($/diluted share) (1)	1.19	1.25	0.82
Net earnings (loss)	44,540	(4,032)	(85,848)
Net earnings (loss) ($/basic share)	0.38	(0.03)	(0.76)
Capital expenditures	95,889	66,882	62,773
Acquisitions	2,620	78,713	870
Asset retirement obligations settled	2,249	3,327	2,024
Cash dividends ($/share)	0.645	0.645	0.645
Dividends declared	76,593	76,096	72,847
% of fund flows from operations	53%	51%	78%
Net dividends (1)	41,087	32,516	24,857
% of fund flows from operations	29%	22%	27%
Payout (1)	139,225	102,725	89,654
% of fund flows from operations	97%	69%	96%
Net debt	1,377,636	1,427,148	1,367,063
Ratio of net debt to annualized fund flows from operations	2.4	2.4	3.6
Operational
Production
Crude oil and condensate (bbls/d)	26,832	25,972	29,199
NGLs (bbls/d)	2,694	2,467	2,672
Natural gas (mmcf/d)	210.07	194.54	201.11
Total (boe/d)	64,537	60,863	65,389
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	64.14	60.58	39.35
Natural gas ($/mcf)	5.62	5.47	3.76
Production mix (% of production)
% priced with reference to WTI	17%	18%	20%
% priced with reference to AECO	22%	20%	25%
% priced with reference to TTF and NBP	32%	33%	26%
% priced with reference to Dated Brent	29%	29%	29%
Netbacks ($/boe)
Operating netback (1)	31.62	31.11	21.63
Fund flows from operations netback	25.75	26.43	16.12
Operating expenses	9.35	10.54	9.58
Average reference prices
WTI (US $/bbl)	51.92	49.29	33.45
Edmonton Sweet index (US $/bbl)	48.37	46.18	29.76
Dated Brent (US $/bbl)	53.78	49.46	33.89
AECO ($/mmbtu)	2.69	3.09	1.83
NBP ($/mmbtu)	7.96	7.51	5.97
TTF ($/mmbtu)	7.65	7.21	5.70
Average foreign currency exchange rates
CDN $/US $	1.32	1.33	1.37
CDN $/Euro	1.41	1.44	1.52
Share information ('000s)
Shares outstanding - basic	119,046	118,263	113,451
Shares outstanding - diluted (1)	122,135	121,353	116,491
Weighted average shares outstanding - basic	118,632	117,840	112,725
Weighted average shares outstanding - diluted (1)	120,722	119,677	114,110

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the “NON-GAAP FINANCIAL MEASURES” section of Management’s Discussion and Analysis.

4

Vermilion Energy Inc.	2017 First Quarter Report

MESSAGE TO SHAREHOLDERS

In early April, Vermilion held an investor day in Paris, France to provide investors and analysts with an opportunity to learn more about our company's strategy and global asset portfolio. The event featured presentations from members of our executive team and senior leaders from each of Vermilion’s business units. Our Investor Day was designed to achieve three main objectives: provide a more detailed description of our assets and projects; demonstrate the technical and management capabilities of Vermilion’s global operations leadership team; and emphasize the similarity of our overseas operations to North American operations through a field tour of our Paris Basin assets. A copy of the Investor Day presentation and a replay of the webcast is available on our website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

It was fitting that Vermilion’s first Investor Day event in nearly seven years coincided with the 20th anniversary of our first international acquisition. It was in 1997 that Vermilion took the innovative step of expanding internationally by acquiring producing properties in France. Since then, we have continued to strengthen and diversify our global asset portfolio, maintaining a disciplined focus on our three core regions of North America, Europe and Australia. As was demonstrated throughout our Investor Day event, Vermilion’s diversification has played a key role in our historical success and remains instrumental to our growth-and-income model in the future.

Project Inventory Diversity

Vermilion’s diversified inventory of conventional and semi-conventional projects provides several competitive advantages for our company. Diversification in commodity and price exposures allows us to select and invest in those projects that will generate the highest return for a given commodity price environment. In addition, our focus on conventional and semi-conventional projects results in lower production decline rates as compared to our North American competitors that focus on shales or other ultra-tight reservoirs. These lower decline rates significantly reduce our ongoing capital requirements and directly support the sustainability of our growth-and-income model. At the same time, we continue to apply the best worldwide drilling and completion technologies to our conventional and semi-conventional assets to further enhance our rates of return. While we are focused on conventional and semi-conventional projects, our inventory depth is more typical of an unconventional producer. We have greatly expanded our project inventory over the past five years and it is stronger now than at any point in Vermilion’s history.

After more than two years of depressed industry activity, we are starting to see a modest recovery in activity levels as global oil markets begin to rebalance. While this increased activity will lead to service cost reflation, we expect this to have less impact on Vermillion than our competitors. A majority of our capital is directed to assets outside of North America where the services sector has not been exposed to severe boom-and-bust cycles. As such, cost escalation pressures on our international operations are expected to be less significant. Further, our semi-conventional asset base in North America requires significantly less sand, water and horsepower intensity in completions as compared to our shale and ultra-tight focused competitors. As a result, we have relatively less exposure to the pressure pumping services segment, where services price reflation is expected to be most significant.

Capital Investment and Production Source Flexibility

Our diversification provides significant flexibility to reallocate capital and production amongst business units as required to meet corporate targets. This flexibility was recently demonstrated through the reallocation of 2017 capital and production targets due to the permitting delays in the Netherlands noted in our year-end 2016 release and Investor Day materials. As discussed in the European Review section below, we now project that these permitting delays will result in the deferral of nearly 3,000 boe/d of Netherlands production for 2017 versus our original plan. In response, we have reallocated a modest amount of additional capital from the Netherlands to Canada and intend to offset this current-year permitting-related production shortfall through increased production in other jurisdictions, primarily Canada and Australia. Our expectation to maintain our 2017 production guidance of 69,000 - 70,000 boe/d despite the impact of these permitting delays, and without increasing consolidated exploration and development ("E&D") capital, demonstrates a key advantage of our diversification as well as the operational strength of our company.

Risk Reduction and Premium Pricing

Our global asset portfolio provides commodity diversification and premium pricing. Commodity diversification reduces risk for our shareholders by increasing the stability of our cash flows and providing additional hedging options. Approximately 55% of our oil-equivalent 2017 estimated production is priced with reference to Dated Brent and European natural gas benchmarks. These commodities continue to trade at significant premiums as compared to their North American counterparts, improving our margins. Our commodity exposure advantages, coupled with our focus on cost management, have allowed Vermilion to consistently deliver top quartile netbacks within our peer group.

5

Vermilion Energy Inc.	2017 First Quarter Report

Summary

Vermilion’s diversification has been a key element of our historical success and consistent record of market outperformance. Our global asset portfolio generates significant free cash flow(1), while at the same time delivering consistent production growth, allowing us to sustainably deliver our growth-and-income model for our shareholders. Our focus on three core regions, managed within a decentralized business unit structure with a highly capable leadership team, allows us to focus our efforts and effectively manage our global asset base. In each region, we are a very technically-focused company that continues to add real value through high quality technical work and careful execution of our projects.

Q1 2017 Review

Vermilion's first quarter production increased by 6% to 64,537 boe/d from 60,863 boe/d in the prior quarter. This increase was primarily attributable to higher volumes in Canada related to the resumption of voluntarily curtailed production and organic growth from development activities, as well as incremental volumes from our German acquisition which closed near the end of last year. We expect production volumes to continue increasing throughout 2017 with production volumes averaging between 69,000 to 70,000 boe/d for the year.

Fund flows from operations ("FFO") for Q1 2017 was $143.4 million ($1.21/basic share(1)) as compared to $149.6 million ($1.27/basic share) in Q4 2016. This 4% decrease in FFO quarter-over-quarter is primarily attributable to a significant inventory build in France and Australia related to shipment timing. The pre-tax FFO impact of the quarter-over-quarter change in inventory levels was approximately $15.5 million. Based on anticipated shipment schedules, we expect that this inventory build will reverse over the course of the year, unwinding the FFO impact. Year-over-year, FFO increased by 53% as compared to Q1 2016 as a result of significantly higher commodity prices. Vermilion generated net earnings of $44.5 million ($0.38/basic share) during the first quarter, representing a return to positive net income for the first time since Q2 2015.

While commodity prices have increased from the lows experienced in 2016, we continue to maintain our strict focus on cost management. Per-unit operating expense of $9.35 per boe decreased by 11% during Q1 2017 as compared to the prior quarter and by 2% as compared to the year-earlier quarter.

During the quarter, we issued US$300 million of eight-year senior unsecured notes at a coupon of 5.625% per annum. This issuance was completed by way of a private offering and represented Vermilion's first issuance in the US debt markets. Despite Vermilion's first-time issuer status, we were able to secure a very attractive interest rate, reflecting our track record of prudent fiscal management. The issuance of US dollar denominated debt provides a natural hedge against our largely US dollar denominated revenue streams. Subsequent to the quarter, we negotiated an extension of our credit facility with our banking syndicate to May 2021. As a result of our projected liquidity requirements and the proceeds from this debt issuance, we elected to reduce our bank facility to $1.4 billion from $2.0 billion.

Effective with the April 2017 dividend payment, the allowable participation in the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan is now being prorated by 75%. As such, eligible shareholders who have elected to participate in the Premium DividendTM Component now receive a 1.5% premium on 25% of their participating shares, and the regular cash dividend on the remaining 75% of their shares. We plan to discontinue the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program. We also reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 dividend.

Europe

Production from Corrib averaged 64.8 mmcf/d (10,803 boe/d) in Q1 2017, representing 100% of rated plant capacity. The project has continued to outperform expectations for well deliverability and downtime. Due to expected higher recovery efficiency resulting from better well-to-well communication, we have adjusted our field and well performance estimates, and now expect to maintain peak production plateau through Q1 2018 and potentially into Q2 2018. Corrib is a highly efficient generator of free cash flow as a result of its highly-valued European gas product, absence of royalties, low operating expense, and low maintenance capital requirements.

In France, we drilled and completed our first wells in the Neocomian fields during Q1 2017. Initial results from this four (4.0 net) horizontal well program are highly encouraging. The first well was placed on production in early March and delivered an IP30 rate of 250 bbls/d versus our type curve expectations of 110 bbls/d. The second well, which only has a completed horizontal section of 40% of the anticipated length due to drilling problems, was placed on production in late March at a rate of approximately 50 bbls/d at low drawdown during the initial production phase. The production rate from this well is expected to increase as pump displacement and drawdown are turned up over time. The remaining two wells have now been successfully drilled and cased with slotted liner through the full horizontal section targeted. Reservoir quality indications from these two wells were positive, and we expect to have them on production during the second quarter. During the first quarter, we also completed and placed on production the four (4.0 net) Champotran wells we drilled in France in Q4 2016. All wells are productive, with two exceeding expectations, and two below. The combined IP30 oil rate from the four wells was 550 bbls/d. Lastly, we drilled and placed a Vulaines horizontal sidetrack well on production during the quarter. The well delivered an IP30 rate of 90 bbls/d prior to finishing the completion by acidizing the horizontal lateral. Our ability to successfully execute a sidetracked horizontal lateral in Vulaines creates the opportunity for higher productivity multi-lateral horizontal development from existing wellbores.

6

Vermilion Energy Inc.	2017 First Quarter Report

As noted previously, permitting delays in the Netherlands have resulted in a reallocation of capital and production targets amongst business units. Due to the delays in receiving final production permits for three of our wells, two wells are now producing at significantly restricted rates and a third well has been shut-in. While we believe the final production permits for one of the wells will be received in 2017, we do not currently expect to receive the permits for the other two wells until 2018. As such, we have reduced our full year 2017 average production forecast for the Netherlands to approximately 6,500 boe/d. This compares to our initial 2017 Netherlands production plan of 9,400 boe/d which reflected our prior permitting timeline assumptions. We intend to offset lower Netherlands volumes through increased production in other jurisdictions, primarily Canada and Australia, and have made no changes to our 2017 guidance targets for consolidated production or E&D capital. In the Netherlands, two (1.0 net) wells that were in our original budget have been postponed and we have deferred the completion activities for the remaining two (1.0 net) exploration wells that we intend to drill this year to 2018. In addition, we have reduced the scope of our planned seismic program in the Akkrum exploration concession. Further information on these changes is included in our May 2017 investor presentation available on our website. We expect the curtailed Netherlands volumes to be available for production during 2018.

In Germany, Vermilion assumed operatorship of the assets acquired near the end of 2016 from Engie E&P Deutschland GmbH. Production from the acquired assets averaged approximately 2,000 boe/d during the quarter. Vermilion commenced service rig operations on the acquired assets in February, and we have developed a work plan to implement identified optimization and workover projects. In March 2017, we were awarded an exploration license in Lower Saxony comprising 150,000 gross acres (50,000 acres net to Vermilion) surrounding the acquired oil fields.  The Engie acquisition, our assumption of production operatorship and the additional exploration acreage further advance our objective of developing a material business unit in Germany.

North America

In Canada, capital activity increased significantly during the first quarter as compared to Q1 of the prior year. During Q1 2017, we drilled or participated in seven (5.1 net) Mannville wells, five (5.0 net) Cardium wells and 10 (8.3 net) Midale wells. Eleven (7.1 net) Mannville wells, two (2.0 net) Cardium wells and eight (7.0 net) Midale wells were brought on production. Individual well results from our Q1 2017 Mannville program exceeded our expectations with the majority displaying test productivity significantly above our average well performance to-date. Lower Mannville wells tested during the quarter(2) include one well that tested at 8.0 mmcf/d with 190 bbls/d of free liquids, and a second well at 2.8 mmcf/d with 535 bbls/d of free liquids. Based on early stage production results, oil rates from our Cardium and Midale wells are in-line with expectations while cost efficiencies continue to improve.  Cardium Drill, Complete, Equip and Tie-in (DCET) well costs averaged $2.3 million on a per-section basis for Q1 2017 as compared to $3.2 million during our last program in 2014.  Per well costs for our Midale play decreased to $1.7 million during Q1 2017 from $3.0 million in 2014.  These improvements largely resulted from an approximately 30% decrease in required drilling days achieved during the quarter as compared to the start in the Midale play in 2014.  The last five wells at the end of the Q1 2017 program achieved a further 25% reduction in drilling days.  During Q1, we also continued to advance an infrastructure project supporting the continued growth of our Upper Mannville development in the Ferrier area.  We plan to start the construction of a 14 mmcf/d compressor station in Q4 2017 with start-up scheduled for Q2 2018.

In the United States, we drilled three (3.0 net) wells in our early stage Turner Sand play during the quarter. The Q1 2017 program was designed to establish consistent drilling and completion procedures while reducing drilling times and overall capital costs. Drilling times were reduced to 12 days from the previous 18 day average despite an approximately 20% increase in average lateral length. Based on currently available data, while recognizing that some additional completion costs may still be incurred on the new wells, we project that the per well drilling and completion capital cost was reduced by approximately 25% from the previous program. Two of the three wells have been completed and were placed on production in late March, while the third well is expected to be on production by late April. The first two wells have been produced intermittently so far, with initial production performance that is comparable to the better wells drilled thus far in our East Finn project area. During Q1 2017, we purchased overriding royalty interests on our lands (ranging from 0.83% to 5%) for US$1.5 million, further consolidating our position and enhancing our play economics.

Australia

Activities in Australia were largely centered around our debottlenecking project to further improve fluid handling capability on the Wandoo B platform. Once completed, we expect that this infrastructure enhancement will allow us to increase oil production on the platform by 600 to 700 bbls/d later in 2017. The two sidetrack wells we drilled in Q2 2016 continue to exhibit strong productive capability. When utilized, combined oil production from these wells was approximately 4,000 bbls/d during Q1 2017. These wells are produced intermittently to achieve business unit targets and meet oil sales contract commitments. We do not expect to drill additional wells in Australia until 2019.

Environmental, Social & Governance

Vermilion was recently ranked 13th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list. This marks the fourth year in a row that Vermilion has been recognized by Corporate Knights as one of Canada's top sustainability performers. Vermilion continues to be the highest rated oil and gas company on the list. This recognition reflects our strong focus on sustainability, transparency and performance regarding environmental, social and governance issues.

7

Vermilion Energy Inc.	2017 First Quarter Report

Board of Directors

Vermilion recently announced that Mr. William Roby will be appointed to the Board of Directors effective April 26, 2017. Mr. Roby brings 33 years of experience in various senior management and executive positions primarily from a number of US and international management positions with Occidental Petroleum Corporation from 1997 to 2013, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston based oil and gas company. Mr. Roby holds a Bachelor of Mechanical Engineering degree from Louisiana State University.

In addition, Mr. Claudio Ghersinich has advised that he will not be standing for re-election to Vermilion’s Board in 2017. Mr. Ghersinich has been a director of Vermilion since 1994. He was one of the three co-founders of Vermilion and served most recently as Executive Vice President, Business Development from 2005 to 2008. Mr. Ghersinich was a key contributor to Vermilion’s success, and on behalf of Vermilion’s management and Board of Directors, we wish to thank him for his contributions to Vermilion, the Board, Audit and Independent Reserves Committees. We wish Claudio the very best in his future endeavours.

(signed “Anthony Marino”)

Anthony Marino

President & Chief Executive Officer

April 28, 2017

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis.
(2)

Well A (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 24.7mm. Well A achieved a peak burnable gas production rate of 9.1 mmcf/d with a stabilized rate of 8.0 mmcf/d. Well A also achieved a peak liquids production rate of 375 bbls/d with a stabilized rate of 190 bbls/d. Well B (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 21.3mm. Well B achieved a peak burnable gas production rate of 3.3 mmcf/d with a stabilized rate of 2.8 mmcf/d. Well B also achieved a peak liquids production rate of 690 bbls/d with a stabilized rate of 535 bbls/d. These test results are not necessarily indicative of long-term performance or of ultimate recovery.

TM	Denotes trademark of Canaccord Genuity Capital Corporation

8

Vermilion Energy Inc.	2017 First Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”), dated April 27, 2017, of Vermilion Energy Inc.’s (“Vermilion”, “We”, “Our”, “Us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2017 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017 and the audited consolidated financial statements for the year ended December 31, 2016 and 2015, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017 and comparative information have been prepared in Canadian dollars, except where another currency is indicated, and in accordance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board (“IASB”).

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “NON-GAAP FINANCIAL MEASURES”.

VERMILION’S BUSINESS

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

This MD&A separately discusses each of our business units in addition to our corporate segment.

CONDENSATE PRESENTATION

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line.  We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane and ethane (collectively “NGLs” for the purposes of this report).

9

Vermilion Energy Inc.	2017 First Quarter Report

2017 GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000

CONSOLIDATED RESULTS OVERVIEW

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
	2017	2016	2016	Q4/16	Q1/16
Production
Crude oil and condensate (bbls/d)	26,832	25,972	29,199	3%	(8%)
NGLs (bbls/d)	2,694	2,467	2,672	9%	1%
Natural gas (mmcf/d)	210.07	194.54	201.11	8%	4%
Total (boe/d)	64,537	60,863	65,389	6%	(1%)
Sales
Crude oil and condensate (bbls/d)	24,218	26,610	27,648	(9%)	(12%)
NGLs (bbls/d)	2,694	2,467	2,672	9%	1%
Natural gas (mmcf/d)	210.07	194.54	201.11	8%	4%
Total (boe/d)	61,923	61,501	63,838	1%	(3%)
Build (draw) in inventory (mbbls)	235	(58)	142
Financial metrics
Fund flows from operations ($M)	143,434	149,582	93,667	(4%)	53%
Per share ($/basic share)	1.21	1.27	0.83	(5%)	46%
Net earnings (loss)	44,540	(4,032)	(85,848)	(1,205%)	(152%)
Per share ($/basic share)	0.38	(0.03)	(0.76)	(1,367%)	(150%)
Net debt ($M)	1,377,636	1,427,148	1,367,063	(3%)	1%
Cash dividends ($/share)	0.645	0.645	0.645	—	—
Activity
Capital expenditures ($M)	95,889	66,882	62,773	43%	53%
Acquisitions ($M)	2,620	78,713	870	(97%)	201%
Gross wells drilled	29.00	16.00	12.00
Net wells drilled	25.41	12.02	8.26

Operational review

•	Consolidated average production increased by 6% in Q1 2017 versus Q4 2016. This increase is primarily due to higher volumes in Canada from the resumption of voluntarily curtailed natural gas production and organic growth from development activities, as well as incremental volumes from our German acquisition that closed in late 2016.
•	Production during the first quarter of 2017 was consistent with the same period in the prior year as increased production in Ireland and Germany offset production declines and well downtime in Canada and France.
•	We expect production volumes to continue increasing throughout the year and are targeting full year average production of between 69,000 to 70,000 boe/d in 2017.
•	For the three months ended March 31, 2017, capital expenditures of $95.9 million primarily related to Canada, France, and the United States. In Canada, capital expenditures of $57.5 million related primarily to drilling activity and facility maintenance. In France, capital expenditures of $20.9 million related to drilling activity and workover programs. In the United States, capital expenditures of $11.5 million related to drilling activity.

10

Vermilion Energy Inc.	2017 First Quarter Report

Financial review

Net earnings

•	Net earnings for Q1 2017 was $44.5 million ($0.38/basic share), compared to a net loss of $4.0 million ($0.03/basic share) in Q4 2016. The change in net earnings was primarily attributable to an unrealized gain on derivative instruments, compared to an unrealized loss in the prior quarter, partially offset by the impact of a deferred tax expense, compared to a recovery in the prior quarter.
•	Net earnings in Q1 2017 of $44.5 million ($0.38/basic share) compared to a net loss of $85.8 million ($0.76/basic share) in Q1 2016. The change in net earnings was primarily attributable to higher revenue resulting from higher commodity prices, as well as a higher unrealized gain on derivative instruments in the current period.

Fund flows from operations

•	Generated fund flows from operations of $143.4 million during Q1 2017, a decrease of 4% from Q4 2016. This quarter-over-quarter decrease was primarily attributable a build in inventory in France and Australia, partially offset by stronger crude oil and European natural gas prices.
•	Fund flows from operations increased by 53% in Q1 2017 as compared to Q1 2016 primarily due to higher commodity prices

Net debt

•	Net debt decreased to $1.38 billion as at March 31, 2017 from $1.43 billion at December 31, 2016, due to an increase in net current derivative assets resulting from changes in forward commodity price assumptions quarter-over-quarter.

Dividends

•	Declared dividends of $0.215 per common share per month during the first quarter of 2017, totalling $0.645 per common share for the quarter.

11

Vermilion Energy Inc.	2017 First Quarter Report

COMMODITY PRICES

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
	2017	2016	2016	Q4/16	Q1/16
Average reference prices
Crude oil
WTI (US $/bbl)	51.92	49.29	33.45	5%	55%
Edmonton Sweet index (US $/bbl)	48.37	46.18	29.76	5%	63%
Dated Brent (US $/bbl)	53.78	49.46	33.89	9%	59%
Natural gas
AECO ($/mmbtu)	2.69	3.09	1.83	(13%)	47%
NBP ($/mmbtu)	7.96	7.51	5.97	6%	33%
NBP (#eu#/mmbtu)	5.64	5.22	3.94	8%	43%
TTF ($/mmbtu)	7.65	7.21	5.70	6%	34%
TTF (#eu#/mmbtu)	5.43	5.01	3.76	8%	44%
Henry Hub ($/mmbtu)	4.38	3.98	2.87	10%	53%
Henry Hub (US $/mmbtu)	3.31	2.98	2.09	11%	58%
Average foreign currency exchange rates
CDN $/US $	1.32	1.33	1.37	(1%)	(4%)
CDN $/Euro	1.41	1.44	1.52	(2%)	(7%)

•	For the three months ended March 31, 2017, crude oil pricing increased versus both the previous quarter and the comparable period in 2016. Supported by improving fundamentals, including adherence to the OPEC-led coordinated cut, Dated Brent increased 9% quarter-over-quarter and 59% versus the same period last year. WTI also increased 5% quarter-over-quarter and 55% year-over-year. Edmonton Sweet prices followed WTI closely and increased 5% quarter-over-quarter and 63% versus the same period last year.
•	Warmer weather through extended periods of Q1 2017 resulted in decreased AECO natural gas prices compared to Q4 2016. However, AECO increased 47% over the same period in 2016.
•	With a return to normal winter weather conditions, European natural gas prices increased on both a quarter-over-quarter basis and year-over-year basis. Draws from gas-in-storage and increased power demand resulted in both NBP and TTF prices 8% higher in Q1 2017 than Q4 2016. Similarly, NBP and TTF increased 43% and 44%, respectively, versus Q1 2016.
•	The Canadian dollar was relatively consistent against the US dollar and Euro quarter-over-quarter. However, the Canadian dollar strengthened versus both the US dollar and Euro year-over-year.

12

Vermilion Energy Inc.	2017 First Quarter Report

FUND FLOWS FROM OPERATIONS

	Three Months Ended
	Mar 31, 2017		Dec 31, 2016		Mar 31, 2016
	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	261,601	46.94	259,891	45.93	177,385	30.53
Royalties	(16,205)	(2.91)	(14,999)	(2.65)	(13,961)	(2.40)
Petroleum and natural gas revenues	245,396	44.03	244,892	43.28	163,424	28.13
Transportation	(9,819)	(1.76)	(9,565)	(1.69)	(10,390)	(1.79)
Operating	(52,121)	(9.35)	(59,616)	(10.54)	(55,628)	(9.58)
General and administration	(13,151)	(2.36)	(11,464)	(2.03)	(13,577)	(2.34)
PRRT	(5,434)	(0.97)	(1,568)	(0.28)	(128)	(0.02)
Corporate income taxes	(7,479)	(1.34)	(5,840)	(1.03)	(3,160)	(0.54)
Interest expense	(14,695)	(2.64)	(14,410)	(2.55)	(14,750)	(2.54)
Realized (loss) gain on derivative instruments	(1,851)	(0.33)	1,920	0.34	28,423	4.89
Realized foreign exchange gain (loss)	2,546	0.46	1,291	0.23	(652)	(0.11)
Realized other income	42	0.01	3,942	0.70	105	0.02
Fund flows from operations	143,434	25.75	149,582	26.43	93,667	16.12

Th10pte following table shows a reconciliation of the change in fund flows from operations:

($M)	Q1/17 vs. Q4/16	Q1/17 vs. Q1/16
Fund flows from operations - Comparative period	149,582	93,667
Sales volume variance:
Canada	2,609	(9,468)
France	(15,715)	(10,035)
Netherlands	(1,195)	(7,133)
Germany	8,173	7,397
Ireland	346	15,160
Australia	(7,022)	1,358
United States	(19)	(71)
Pricing variance on sales volumes:
WTI	2,875	21,610
AECO	(453)	8,212
Dated Brent	7,056	35,214
TTF and NBP	5,055	21,972
Changes in:
Royalties	(1,206)	(2,244)
Transportation	(254)	571
Operating	7,495	3,507
General and administration	(1,687)	426
PRRT	(3,866)	(5,306)
Corporate income taxes	(1,639)	(4,319)
Interest	(285)	55
Realized derivatives	(3,771)	(30,274)
Realized foreign exchange	1,255	3,198
Realized other income	(3,900)	(63)
Fund flows from operations - Current period	143,434	143,434

Please see CONSOLIDATED RESULTS OVERVIEW for a discussion of the key variances for the periods presented.

Fluctuations in fund flows from operations may occur as a result of changes in commodity prices and costs to produce petroleum and natural gas. In addition, fund flows from operations may be significantly affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

13

Vermilion Energy Inc.	2017 First Quarter Report

CANADA BUSINESS UNIT

Overview

•	Production and assets focused in West Pembina near Drayton Valley, Alberta and Northgate in southeast Saskatchewan.
•	Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:
•	Cardium light oil (1,800m depth) - in development phase
•	Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase
•	Duvernay condensate-rich gas (3,200 - 3,400m depth) - in appraisal phase with no investment at present
•	Southeast Saskatchewan light oil development:
•	Primary target is the Mississippian Midale formation (1,400 - 1,700m depth)
•	Secondary targets of Mississippian Frobisher (1,400 - 1,700m depth) and Devonian Bakken/Three Forks (2,000 - 2,100m depth)
•	Canadian cash flows are fully tax-sheltered for the foreseeable future.

Operational and financial review

	Three Months Ended			% change
Canada business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q1/16
Production and sales
Crude oil and condensate (bbls/d)	7,987	7,945	10,317	1%	(23%)
NGLs (bbls/d)	2,670	2,444	2,633	9%	1%
Natural gas (mmcf/d)	85.74	75.12	97.16	14%	(12%)
Total (boe/d)	24,947	22,910	29,141	9%	(14%)
Production mix (% of total)
Crude oil and condensate	32%	35%	35%
NGLs	11%	11%	9%
Natural gas	57%	54%	56%
Activity
Capital expenditures	57,457	16,895	29,771	240%	93%
Acquisitions	576	1,378	755
Gross wells drilled	22.00	11.00	12.00
Net wells drilled	18.41	7.02	8.26
Financial results
Sales	75,500	70,573	56,110	7%	35%
Royalties	(8,499)	(7,390)	(5,498)	15%	55%
Transportation	(4,103)	(3,504)	(4,151)	17%	(1%)
Operating	(16,670)	(18,161)	(21,343)	(8%)	(22%)
General and administration	(1,698)	(2,035)	(2,476)	(17%)	(31%)
Fund flows from operations	44,530	39,483	22,642	13%	97%
Netbacks ($/boe)
Sales	33.63	33.48	21.16	-	59%
Royalties	(3.79)	(3.51)	(2.07)	8%	83%
Transportation	(1.83)	(1.66)	(1.57)	10%	17%
Operating	(7.42)	(8.62)	(8.05)	(14%)	(8%)
General and administration	(0.76)	(0.97)	(0.94)	(22%)	(19%)
Fund flows from operations netback	19.83	18.72	8.53	6%	132%
Realized prices
Crude oil and condensate ($/bbl)	64.76	62.13	39.69	4%	63%
NGLs ($/bbl)	24.12	18.12	7.31	33%	230%
Natural gas ($/mmbtu)	2.99	3.05	1.93	(2%)	55%
Total ($/boe)	33.63	33.48	21.16	-	59%
Reference prices
WTI (US $/bbl)	51.92	49.29	33.45	5%	55%
Edmonton Sweet index (US $/bbl)	48.37	46.18	29.76	5%	63%
Edmonton Sweet index ($/bbl)	63.99	61.60	40.91	4%	56%
AECO ($/mmbtu)	2.69	3.09	1.83	(13%)	47%

14

Vermilion Energy Inc.	2017 First Quarter Report

Production

•	Q1 2017 average production increased by 9% from Q4 2016 primarily due to organic production growth in our Mannville condensate-rich gas resource play and the reinstatement of voluntarily curtailed production in Alberta. On a year-over-year basis, production decreased as a result of capital investment timing associated with business unit and corporate production targets.

•	Mannville production averaged approximately 12,000 boe/d in Q1 2017 representing a 25% increase quarter-over-quarter.
•	Cardium production averaged approximately 5,800 boe/d in Q1 2017, a 5% decrease quarter-over-quarter.
•	Production from southeast Saskatchewan averaged approximately 2,000 boe/d in Q1 2017, a decrease of 5% quarter-over-quarter.

Activity review

•	Vermilion drilled 18 (16.8 net) operated wells and participated in the drilling of four (1.6 net) non-operated wells during Q1 2017.

Mannville

-	During Q1 2017, we drilled six (4.8 net) operated wells and brought seven (5.6 net) operated wells on production. We also participated in the drilling of one (0.3 net) non-operated well and four (1.5 net) non-operated wells were placed on production.
-	In 2017, we plan to drill or participate in 23 (15.0 net) wells and complete and tie-in six (5.0 net) wells drilled in Q4 2016.

Cardium

-	In Q1 2017, we drilled five (5.0 net) operated wells and brought two (2.0 net) operated wells on production.
-	Our 2017 program to drill five (5.0 net) wells was completed in the first quarter.

Saskatchewan

-	In Q1 2017 we drilled seven (7.0 net) operated wells and brought six (6.0 net) operated wells on production. We participated in the drilling of three (1.3 net) non-operated wells and two (1.0 net) non-operated wells were placed on production.
-	In 2017, we plan to drill or participate in 13 (11.3 net) wells.

Sales

•	The realized price for our crude oil and condensate production in Canada is linked to WTI, and is also subject to market conditions in western Canada. These market conditions can result in fluctuations in the pricing differential to WTI, as reflected by the Edmonton Sweet index price. The realized price of our NGLs in Canada is based on product specific differentials pertaining to trading hubs in the United States. The realized price of our natural gas in Canada is based on the AECO index in Canada.
•	Q1 2017 sales per boe was consistent with Q4 2016 as stronger crude oil pricing was offset by weaker natural gas pricing.
•	Sales per boe for the three months ended March 31, 2017 increased versus the comparable period in 2016 as a result of higher average crude oil and natural gas pricing.

Royalties

•	Royalties as a percentage of sales for Q1 2017 increased modestly to 11.2% from 10.5% in Q4 2016.
•	Royalties as a percentage of sales for Q1 2017 increased to 11.2% from 9.8% for Q1 2016 as a result of the impact of higher commodity prices on the sliding scale used to determine royalty rates.

Transportation

•	Transportation expense relates to the delivery of crude oil and natural gas production to major pipelines where legal title transfers.
•	Transportation expense for Q1 2017 increased as compared to Q4 2016 due to a prior period amendment recorded in the current period, coupled with higher production.
•	Transportation expense for Q1 2017 remained consistent with the expense for Q1 2016 despite lower production volumes due to a prior period amendment recorded in the current period.

Operating

•	Operating expense was lower on an absolute dollar and per boe basis in Q1 2017 versus Q4 2016 and Q1 2016. This was primarily due to the timing of project and maintenance activity.

General and administration

•	The decrease in general and administration expense for Q1 2017 as compared to Q4 2016 was primarily the result of expenditure timing.
•	Year-over-year, Q1 2017 general and administration expense was 31% lower than the same quarter in the prior year due to ongoing initiatives to reduce our cost structure.
15

Vermilion Energy Inc.	2017 First Quarter Report

FRANCE BUSINESS UNIT

Overview

•	Entered France in 1997 and completed three subsequent acquisitions, including two in 2012.
•	Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
•	Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
•	Identified inventory of workover, infill drilling, and secondary recovery opportunities.

Operational and financial review

	Three Months Ended			% change
France business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q1/16
Production
Crude oil (bbls/d)	10,834	11,220	12,220	(3%)	(11%)
Natural gas (mmcf/d)	0.01	0.38	0.44	(97%)	(98%)
Total (boe/d)	10,836	11,283	12,293	(4%)	(12%)
Sales
Crude oil (bbls/d)	9,760	12,209	12,181	(20%)	(20%)
Natural gas (mmcf/d)	0.01	0.38	0.44	(98%)	(98%)
Total (boe/d)	9,761	12,272	12,254	(20%)	(20%)
Inventory (mbbls)
Opening crude oil inventory	148	239	243
Crude oil production	975	1,032	1,112
Crude oil sales	(878)	(1,123)	(1,108)
Closing crude oil inventory	245	148	247
Activity
Capital expenditures	20,916	31,127	13,463	(33%)	55%
Gross wells drilled	4.00	4.00	-
Net wells drilled	4.00	4.00	-
Financial results
Sales	59,610	71,926	48,125	(17%)	24%
Royalties	(5,320)	(6,692)	(6,766)	(21%)	(21%)
Transportation	(3,032)	(3,983)	(3,713)	(24%)	(18%)
Operating	(11,369)	(11,482)	(14,320)	(1%)	(21%)
General and administration	(3,070)	(5,101)	(4,676)	(40%)	(34%)
Other income	-	3,822	-	(100%)	-
Current income taxes	(4,982)	(2,867)	(34)	74%	14,553%
Fund flows from operations	31,837	45,623	18,616	(30%)	71%
Netbacks ($/boe)
Sales	67.85	63.71	43.16	6%	57%
Royalties	(6.06)	(5.93)	(6.07)	2%	-
Transportation	(3.45)	(3.53)	(3.33)	(2%)	4%
Operating	(12.94)	(10.17)	(12.84)	27%	1%
General and administration	(3.49)	(4.52)	(4.19)	(23%)	(17%)
Other income	-	3.39	-	(100%)	-
Current income taxes	(5.67)	(2.54)	(0.03)	123%	18,800%
Fund flows from operations	36.24	40.41	16.70	(10%)	117%
Realized prices
Crude oil ($/bbl)	67.86	63.99	43.36	6%	57%
Natural gas ($/mmbtu)	1.52	1.55	1.66	(2%)	(8%)
Total ($/boe)	67.85	63.71	43.16	6%	57%
Reference prices
Dated Brent (US $/bbl)	53.78	49.46	33.89	9%	59%
Dated Brent ($/bbl)	71.15	65.97	46.59	8%	53%

16

Vermilion Energy Inc.	2017 First Quarter Report

Production

•	Q1 2017 production decreased 4% versus the prior quarter and 12% versus Q1 2016 due to production declines, well downtime and third party restrictions impacting Vic Bilh gas production. These decreases more than off-set new well production and optimization activities.

Activity review

•	During Q1 2017 we commenced our first drilling campaign in the Neocomian fields in the Paris Basin and drilled three (3.0 net) of the four (4.0 net) planned wells. Drilling of the fourth well was completed in April.
•	We drilled a horizontal sidetrack well in the Vulaines field during the quarter. Initial completion (excluding acidization) and tie-in activity was completed for this well and the four (4.0 net) Champotran wells drilled in Q4 2016.
•	In addition to the drilling and completion activity, we will continue to focus on workover and optimization activities throughout the remainder of 2017.

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Q1 2017 sales per boe increased versus Q4 2016 and Q1 2016 as a result of stronger Dated Brent pricing. Quarter-over-quarter, the increase in sales per boe was offset by a decrease in sales volumes due to a 97,000 bbl inventory build related to shipment timing. Based on anticipated shipment schedules, we expect that this inventory build will reverse over the course of the year. Year-over-year, the increase in price more than offset the lower sales volumes, resulting in an increase in sales.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	Royalties as a percentage of sales of 8.9% for the three months ended March 31, 2017 was lower than the prior quarter (9.3%) and Q1 2016 (14.1%) as a result of the impact of fixed RCDM royalties coupled with higher realized pricing in the current quarter.

Transportation

•	Transportation expense per boe for Q1 2017 was lower than Q4 2016 and Q1 2016 due to fewer vessel-based shipments of crude oil in the current quarter versus the comparative periods.

Operating

•	Operating expense on a per boe basis for Q1 2017 increased as compared to Q4 2016 as a result of expenditure timing. Operating expense on a per boe basis for Q1 2017 was consistent with Q1 2016.

General and administration

•	General and administration expense for Q1 2017 was lower than Q4 2016 and Q1 2016 due to the timing of expenditures and recoveries as well as allocations from our corporate segment.

Current income taxes

•	In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 34.4%. For 2017, the effective rate on current taxes is expected to be between approximately 12% to 14% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q1 2017 were higher compared to Q4 2016 as decreased sales and the absence of other income in Q1 2017 were offset by a higher forecasted full year effective tax rate. Current income taxes in Q1 2017 were higher compared to Q1 2016 mainly due to increased sales in Q1 2017.

17

Vermilion Energy Inc.	2017 First Quarter Report

NETHERLANDS BUSINESS UNIT

Overview

•	Entered the Netherlands in 2004.
•	Second largest onshore gas producer.
•	Interests include 24 onshore licenses and two offshore licenses.
•	Licenses include more than 800,000 net acres of land, 95% of which is undeveloped.

Operational and financial review

	Three Months Ended			% change
Netherlands business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q1/16
Production and sales
Condensate (bbls/d)	76	57	114	33%	(33%)
Natural gas (mmcf/d)	39.92	41.15	53.40	(3%)	(25%)
Total (boe/d)	6,729	6,915	9,015	(3%)	(25%)
Activity
Capital expenditures	1,712	5,737	2,996	(70%)	(43%)
Acquisitions	16	28,259	—
Financial results
Sales	26,762	25,978	27,286	3%	(2%)
Royalties	(419)	(294)	(460)	43%	(9%)
Operating	(4,841)	(5,660)	(5,976)	(14%)	(19%)
General and administration	(596)	(162)	(773)	268%	(23%)
Current income taxes	(907)	100	(2,200)	(1,007%)	(59%)
Fund flows from operations	19,999	19,962	17,877	—	12%
Netbacks ($/boe)
Sales	44.19	40.84	33.26	8%	33%
Royalties	(0.69)	(0.46)	(0.56)	50%	23%
Operating	(7.99)	(8.90)	(7.28)	(10%)	10%
General and administration	(0.98)	(0.26)	(0.94)	277%	4%
Current income taxes	(1.50)	0.16	(2.68)	(1,038%)	(44%)
Fund flows from operations netback	33.03	31.38	21.80	5%	52%
Realized prices
Condensate ($/bbl)	58.33	63.18	32.24	(8%)	81%
Natural gas ($/mmbtu)	7.34	6.78	5.55	8%	32%
Total ($/boe)	44.19	40.84	33.26	8%	33%
Reference prices
TTF ($/mmbtu)	7.65	7.21	5.70	6%	34%
TTF (#eu#/mmbtu)	5.43	5.01	3.76	8%	44%

Production

•	Q1 2017 production decreased 3% quarter-over-quarter and 25% year-over-year due to the restriction of production related to permitting delays.
•	Production in the Netherlands is actively managed to optimize facility use and regulate declines.

Activity review

•	Q1 2017 was focused on addressing production permitting delays and new well permitting work related to 2017 drilling activity.
•	In 2017, we plan to drill two (1.0 net) exploration wells, acquire 220 square kilometers of 3D seismic, and execute a major turnaround at the Garjip Treatment Centre.

18

Vermilion Energy Inc.	2017 First Quarter Report

Sales

•	The price of our natural gas in the Netherlands is based on the TTF index.
•	Q1 2017 sales per boe increased versus Q4 2016 and Q1 2016, consistent with increases in the TTF reference price.

Royalties

•	In the Netherlands, we pay overriding royalties on certain wells. As such, fluctuations in royalty expense in the periods presented relate to the amount of production from those wells subject to overriding royalties.

Transportation

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating

•	Q1 2017 operating expense on a per boe basis decreased versus Q4 2016 due to higher project activity in the prior quarter, including compressor maintenance.
•	On a per boe basis, Q1 2017 operating expense increased as compared to Q1 2016 due to the impact of fixed costs on lower volumes.

General and administration

•	Variances in general and administration expense from quarter to quarter relate to timing of expenditures as well as allocations from Vermilion’s Corporate segment.

Current income taxes

•	In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible G&A and tax deductions for depletion and abandonment retirement obligations, at a tax rate of 50%. For 2017, the effective rate on current taxes is expected to be between approximately 3% and 5% of pre-tax fund flows from operations. This rate is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q1 2017 were higher compared to Q4 2016 due to increased sales in Q1 2017. Current income taxes in Q1 2017 were lower compared to Q1 2016 mainly due to a lower forecasted full year effective tax rate.

19

Vermilion Energy Inc.	2017 First Quarter Report

GERMANY BUSINESS UNIT

Overview

•	Vermilion entered Germany in February 2014.
•	Vermilion successfully integrated the December 2016 acquisition of operated and non-operated interests in five oil and three gas producing fields from Engie E&P Deutschland GmbH (“Engie Acquisition”). Vermilion has assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany.
•	Hold a 25% interest in a four partner consortium. Associated assets include four gas producing fields spanning 11 production licenses as well as an exploration license in surrounding fields. Total license area comprises 204,000 gross acres, of which 85% is in the exploration license.
•	Entered into a farm-in agreement in July 2015 that provides Vermilion with participating interest in 18 onshore exploration licenses in northwest Germany, comprising approximately 850,000 net undeveloped acres of oil and natural gas rights. Vermilion will operate 11 of the 18 licenses during the exploration phase.
•	Awarded an exploration license in Lower Saxony in March 2017 comprising 150,000 gross acres (50,000 acres net to Vermilion) surrounding the operated oil fields acquired in December 2016.

Operational and financial review

	Three Months Ended			% change
Germany business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q1/16
Production and sales
Crude oil (bbls/d)	989	—	—	100%	100%
Natural gas (mmcf/d)	19.39	14.80	15.96	31%	21%
Total (boe/d)	4,220	2,467	2,660	71%	59%
Activity
Capital expenditures	906	1,694	539	(47%)	68%
Acquisitions	—	48,377	—
Financial results
Sales	17,968	8,294	7,692	117%	134%
Royalties	(1,368)	(12)	(867)	11,300%	58%
Transportation	(1,485)	(375)	(887)	296%	67%
Operating	(4,921)	(3,959)	(2,593)	24%	90%
General and administration	(1,880)	(1,755)	(2,428)	7%	(23%)
Fund flows from operations	8,314	2,193	917	279%	807%
Netbacks ($/boe)
Sales	47.30	36.54	31.78	29%	49%
Royalties	(3.60)	(0.06)	(3.58)	5,900%	1%
Transportation	(3.91)	(1.65)	(3.67)	137%	7%
Operating	(12.96)	(17.44)	(10.71)	(26%)	21%
General and administration	(4.95)	(7.73)	(10.03)	(36%)	(51%)
Fund flows from operations netback	21.88	9.66	3.79	127%	477%
Realized prices
Crude oil ($/bbl)	65.62	—	—	100%	100%
Natural gas ($/mmbtu)	6.95	6.09	5.30	14%	31%
Total ($/boe)	47.30	36.54	31.78	29%	49%
Reference prices
Dated Brent (US $/bbl)	53.78	49.46	33.89	9%	59%
Dated Brent ($/bbl)	71.15	65.97	46.59	8%	53%
TTF ($/mmbtu)	7.65	7.21	5.70	6%	34%
TTF (#eu#/mmbtu)	5.43	5.01	3.76	8%	44%

20

Vermilion Energy Inc.	2017 First Quarter Report

Production

•	Q1 2017 production increased 71% from the prior quarter and 59% year-over-year due to production additions from the Engie Acquisition that closed December 2016.

Activity review

•	Q1 2017 activity focused on the successful integration of the acquired assets and field staff.
•	In 2017, we plan to continue our ongoing analysis of the geologic data associated with the farm-in assets and to continue integration activities associated with the asset acquisition. We will also continue permitting and pre-drill activities associated with our first operated well in Germany, Burgmoor Z5 well (25% working interest) in the Dümmersee-Uchte area, which we plan to drill in 2018.

Sales

•	The price of our natural gas in Germany is based on the TTF index.
•	Q1 2017 sales per boe increased versus Q4 2016 and Q1 2016 as a result of the addition of crude oil production from the Engie Acquisition, as well as stronger TTF prices.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	Q1 2017 royalties as a percentage of sales was 7.6% as compared to a negligible amount in Q4 2016 as a result of favorable prior period adjustments recorded in the prior quarter.

Transportation

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer.
•	Q1 2017 transportation expense increased as compared to Q4 2016 and Q1 2016 due to additional volumes associated with the Engie Acquisition.

Operating

•	Operating expense for Q1 2017 increased versus Q4 2016 and Q1 2016 due to the Engie Acquisition.

General and administration

•	Q1 2017 general and administration expense was consistent with Q4 2016 and lower than Q1 2016 due to head office allocations.
•	Our per unit general and administration costs have improved as a result of our growing production base in Germany.
21

Vermilion Energy Inc.	2017 First Quarter Report

IRELAND BUSINESS UNIT

Overview

•	18.5% non-operating interest in the offshore Corrib gas field located approximately 83 km off the northwest coast of Ireland.
•	Project comprises six offshore wells, offshore and onshore sales and transportation pipeline segments as well as a natural gas processing facility.
•	Production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion, at the end of Q2 2016.

Operational and financial review

	Three Months Ended			% change
Ireland business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q1/16
Production and sales
Natural gas (mmcf/d)	64.82	62.92	33.90	3%	91%
Total (boe/d)	10,803	10,486	5,650	3%	91%
Activity
Capital expenditures	(804)	1,711	3,076	(147%)	(126%)
Financial results
Sales	44,648	42,727	17,004	4%	163%
Transportation	(1,199)	(1,703)	(1,639)	(30%)	(27%)
Operating	(3,999)	(5,148)	(3,626)	(22%)	10%
General and administration	(438)	(1,523)	(1,188)	(71%)	(63%)
Fund flows from operations	39,012	34,353	10,551	14%	270%
Netbacks ($/boe)
Sales	45.92	44.29	33.07	4%	39%
Transportation	(1.23)	(1.77)	(3.19)	(31%)	(61%)
Operating	(4.11)	(5.34)	(7.05)	(23%)	(42%)
General and administration	(0.45)	(1.58)	(2.31)	(72%)	(81%)
Fund flows from operations netback	40.13	35.60	20.52	13%	96%
Reference prices
NBP ($/mmbtu)	7.96	7.51	5.97	6%	33%
NBP (#eu#/mmbtu)	5.64	5.22	3.94	8%	43%

Production

•	Natural gas began to flow from our Corrib gas project on December 30, 2015 and production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion at the end of Q2 2016.
•	Q1 2017 production increased 3% quarter-over-quarter due to reduced downtime and increased 91% year-over-year as Q1 2016 production volumes were restricted during the commissioning period that occurred in the first half of 2016.
•	Production results continued to benefit from better than expected well deliverability and minimal downtime.

Activity review

•	There is limited capital activity planned for 2017.

Sales

•	The price of our natural gas in Ireland is based on the NBP index.
•	Q1 2017 sales per boe increased relative to Q4 2016 and Q1 2016, consistent with increases in the NBP reference price.

Royalties

•	Our production in Ireland is not subject to royalties.

Transportation

•	Transportation expense in Ireland relates to payments under a ship-or-pay agreement related to the Corrib project.
•	Q1 2017 transportation expense decreased versus Q4 2016 due to a prior period adjustment recorded in the previous quarter.
•	Q1 2017 transportation expense decreased as compared to Q1 2016 due to an expected decrease in the current year ship or pay obligation.

22

Vermilion Energy Inc.	2017 First Quarter Report

Operating

•	Q1 2017 operating expense on a per unit basis decreased as compared to Q4 2016 as a result of less costs allocated by the project operator as well as higher production. As compared to Q1 2016, operating expense per boe decreased by 42% predominately as a result of increased production.

General and administration

•	General and administrative expense for the three months ended March 31, 2017 was lower versus the comparative periods due to timing of expenditures and allocations from our corporate segment.

23

Vermilion Energy Inc.	2017 First Quarter Report

AUSTRALIA BUSINESS UNIT

Overview

•	Entered Australia in 2005.
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms, and originates from 18 well bores and five lateral sidetrack wells.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600 metres below the seabed in approximately 55 metres of water depth.

Operational and financial review

	Three Months Ended			% change
Australia business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q4/16
Production
Crude oil (bbls/d)	6,581	6,388	6,180	3%	6%
Total (boe/d)	6,581	6,388	6,180	3%	6%
Sales
Crude oil (bbls/d)	5,041	6,038	4,668	(17%)	8%
Inventory (mbbls)
Opening crude oil inventory	115	82	75	40%	53%
Crude oil production	592	588	562	1%	5%
Crude oil sales	(454)	(555)	(424)	(18%)	7%
Closing crude oil inventory	253	115	213
Activity
Capital expenditures	3,438	5,236	7,827	(34%)	(56%)
Financial results
Sales	34,987	38,352	19,935	(9%)	76%
Operating	(10,036)	(14,905)	(7,491)	(33%)	34%
General and administration	(2,430)	(1,998)	(1,325)	22%	83%
PRRT	(5,434)	(1,568)	(128)	247%	4,145%
Corporate income taxes	(1,396)	(2,703)	(777)	(48%)	80%
Fund flows from operations	15,691	17,178	10,214	(9%)	54%
Netbacks ($/boe)
Sales	77.11	69.05	46.93	12%	64%
Operating	(22.12)	(26.83)	(17.63)	(18%)	25%
General and administration	(5.35)	(3.60)	(3.12)	49%	71%
PRRT	(11.98)	(2.82)	(0.30)	325%	3,893%
Corporate income taxes	(3.08)	(4.87)	(1.83)	(37%)	68%
Fund flows from operations netback	34.58	30.93	24.05	12%	44%
Reference prices
Dated Brent (US $/bbl)	53.78	49.46	33.89	9%	59%
Dated Brent ($/bbl)	71.15	65.97	46.59	8%	53%

Production

•	Q1 2017 production increased 3% quarter-over-quarter and 6% year-over-year.
•	Production volumes are managed within corporate targets while meeting customer demands and the requirements of long-term supply agreements.
•	We continue to plan for long-term production levels of between 6,000 and 8,000 bbls/d.

Activity review

•	Q1 2017 efforts were largely focused on facilities enhancement, including work relating to platform life extension.
•	Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.
•	2017 activity will be focused on adding value through asset optimization and targeted proactive maintenance.

24

Vermilion Energy Inc.	2017 First Quarter Report

Sales

•	Crude oil in Australia is priced with reference to Dated Brent.
•	Q1 2017 sales per boe increased versus Q4 2016 and Q1 2016, consistent with higher Dated Brent prices. Quarter-over-quarter, the increase in sales per boe was offset by a decrease in sales volumes due to a 138,000 bbl inventory build related to shipment timing. Based on anticipated shipment schedules, we expect that this inventory build will reverse over the course of the year. Year-over-year, the increase in price was combined with higher sales volumes, resulting in an increase in sales.

Royalties and transportation

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating

•	Operating expense on a per boe basis for Q1 2017 decreased as compared to Q4 2016 and increased as compared to Q1 2016 as a result of the timing of major project and maintenance work.

General and administration

•	Variances in general and administration expense for Q1 2017 versus the comparable quarters was largely the result of expenditure timing and allocations from our corporate segment.

Current income taxes

•	In Australia, current income taxes include both PRRT and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which include PRRT paid.
•	For 2017, the effective tax rate for current income taxes is expected to be between approximately 29% and 31% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures and other eligible in-country adjustments.
•	Current income taxes in Q1 2017 were higher compared to Q4 2016 as decreased sales in Q1 2017 were offset by a higher forecasted full year effective tax rate. Current income taxes in Q1 2017 were higher compared to Q1 2016 due to increased sales in the current quarter.
25

Vermilion Energy Inc.	2017 First Quarter Report

UNITED STATES BUSINESS UNIT

Overview

•	Entered the United States in September 2014.
•	Interests include approximately 94,600 net acres of land (97% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sand at a depth of approximately 1,500 metres.

Operational and financial review

	Three Months Ended			% change
United States business unit	Mar 31,	Dec 31,	Mar 31,	Q1/17 vs.	Q1/17 vs.
($M except as indicated)	2017	2016	2016	Q4/16	Q1/16
Production and sales
Crude oil (bbls/d)	365	362	368	1%	(1%)
NGLs (bbls/d)	24	23	39	4%	(38%)
Natural gas (mmcf/d)	0.20	0.18	0.26	11%	(23%)
Total (boe/d)	422	414	450	2%	(6%)
Activity
Capital expenditures	11,539	4,037	5,101	186%	126%
Acquisitions	2,013	377	115
Gross wells drilled	3.00	1.00	—
Net wells drilled	3.00	1.00	—
Financial results
Sales	2,126	2,041	1,233	4%	72%
Royalties	(599)	(611)	(370)	(2%)	62%
Operating	(285)	(301)	(279)	(5%)	2%
General and administration	(1,005)	(877)	(1,132)	15%	(11%)
Fund flows from operations	237	252	(548)	(6%)	143%
Netbacks ($/boe)
Sales	55.99	53.58	30.10	4%	86%
Royalties	(15.79)	(16.05)	(9.03)	(2%)	75%
Operating	(7.51)	(7.91)	(6.82)	(5%)	10%
General and administration	(26.46)	(23.02)	(27.65)	15%	(4%)
Fund flows from operations netback	6.23	6.60	(13.40)	(6%)	146%
Realized prices
Crude oil ($/bbl)	61.68	59.09	35.80	4%	72%
NGLs ($/bbl)	25.67	19.48	4.81	32%	434%
Natural gas ($/mmbtu)	2.48	1.93	0.67	28%	270%
Total ($/boe)	55.99	53.58	30.10	4%	86%
Reference prices
WTI (US $/bbl)	51.92	49.29	33.45	5%	55%
WTI ($/bbl)	68.69	65.75	45.99	4%	49%
Henry Hub (US $/mmbtu)	3.31	2.98	2.09	11%	58%
Henry Hub ($/mmbtu)	4.38	3.98	2.87	10%	53%

Production

•	Q1 2017 production was consistent with the prior quarter and the year-over-year production decrease of 6% is due to natural declines.

Activity

•	In Q1 2017, we drilled three (3.0 net) wells targeting the light oil prone Turner Sand in the Powder River Basin with horizontal laterals ranging from 1,400 to 1,800 metres. The wells were completed late in the first quarter and into the second quarter with frac stages ranging from 31 to 40 stages per well.
•	In Q4 2016, we completed the Seedy Draw East Federal well. The nearly 1,400 metre horizontal lateral was stimulated with 32 frac stages, but due to a screen-out during treatment, only 23 stages were completed. We initiated the clean out of sand from this well during the first quarter resulting in an additional 18 stages being completed. The well is planned to be returned to production in Q2 2017.
•	Vermilion closed the acquisition of an overriding royalty interest in the quarter.

26

Vermilion Energy Inc.	2017 First Quarter Report

Sales

•	The price of crude oil in the United States is directly linked to WTI, but is also subject to market conditions in the United States.
•	Q1 2017 sales per boe increased versus Q4 2016 and Q1 2016, consistent with increases in the WTI reference price.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax.
•	Royalties (including severance and ad valorem taxes) as a percentage of sales for Q1 2017 decreased to 28% from 30% in the prior quarter. This decrease is a result of our purchase of overriding royalty interests (ranging from 0.83% to 5%) for US$1.5 million, effective January 1, 2017. On a go-forward basis, we expect royalties as a percentage of sales to remain at approximately 28%.

Operating

•	Operating expense remained consistent across the periods presented.

General and administration

•	Variances in general and administration expense for Q1 2017 versus the comparable quarters was largely the result of expenditure timing and allocations from our corporate segment.

27

Vermilion Energy Inc.	2017 First Quarter Report

CORPORATE

Overview

•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Expenditures relating to our activities in Central and Eastern Europe are also included in the Corporate segment.

Financial review

	Three Months Ended
CORPORATE	Mar 31,	Dec 31,	Mar 31,
($M)	2017	2016	2016
Activity
Capital expenditures	725	445	—
Financial Results
General and administration (expense) recovery	(2,034)	1,987	421
Current income taxes	(194)	(370)	(149)
Interest expense	(14,695)	(14,410)	(14,750)
Realized (loss) gain on derivatives	(1,851)	1,920	28,423
Realized foreign exchange gain (loss)	2,546	1,291	(652)
Realized other income	42	120	105
Fund flows from operations	(16,186)	(9,462)	13,398

General and administration

•	Fluctuations in general and administration costs for Q1 2017 versus both comparable periods were due to allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	Interest expense in Q1 2017 was relatively consistent with Q4 2016 and Q1 2016.

Realized gain or loss on derivatives

•	The realized loss on derivatives in Q1 2017 related primarily to amounts paid on our European natural gas hedges.
•	A listing of derivative positions as at March 31, 2017 is included in “Supplemental Table 2” of this MD&A.

28

Vermilion Energy Inc.	2017 First Quarter Report

FINANCIAL PERFORMANCE REVIEW

	Three Months Ended
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
($M except per share)	2017	2016	2016	2016	2016	2015	2015	2015
Petroleum and natural gas sales	261,601	259,891	232,660	212,855	177,385	234,319	245,051	264,331
Net earnings (loss)	44,540	(4,032)	(14,475)	(55,696)	(85,848)	(142,080)	(83,310)	6,813
Net earnings (loss) per share
Basic	0.38	(0.03)	(0.12)	(0.48)	(0.76)	(1.28)	(0.76)	0.06
Diluted	0.37	(0.03)	(0.12)	(0.48)	(0.76)	(1.28)	(0.76)	0.06

The following table shows a reconciliation from fund flows from operations to net earnings (loss):

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
	2017	2016	2016
Fund flows from operations	143,434	149,582	93,667
Equity based compensation	(18,738)	(19,489)	(20,837)
Unrealized gain (loss) on derivative instruments	79,865	(74,943)	9,054
Unrealized foreign exchange (loss) gain	(4,518)	(2,457)	1,570
Unrealized (expense) income	(30)	—	(87)
Accretion	(6,382)	(6,308)	(6,109)
Depletion and depreciation	(115,409)	(126,855)	(125,798)
Deferred taxes	(33,682)	54,437	(22,546)
Gain on business combination	—	22,001	—
Impairment	—	—	(14,762)
Net earnings (loss)	44,540	(4,032)	(85,848)

The fluctuations in net income from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include amounts resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under the Vermilion Incentive Plan (“VIP”).

Equity based compensation in Q1 2017 decreased as compared to Q4 2016 due to the absence of performance estimate revisions that occurred in Q4 2016. For the three months ended March 31, 2017, the decrease in equity based compensation is primarily due to a lower average grant value.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasted future commodity prices. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when forecasted future commodity prices decline and vice-versa.

For the three months ended March 31, 2017, we recognized an unrealized gain on derivative instruments of $79.9 million. This unrealized gain resulted from lower forward prices for crude oil and European natural gas as at March 31, 2017. As at March 31, 2017, we have a net derivative asset position of $10.2 million as compared to a net derivative liability position of $69.7 million as at December 31, 2016.

29

Vermilion Energy Inc.	2017 First Quarter Report

Unrealized foreign exchange gain or loss

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans, primarily denominated in the US dollar and Euro.

Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the functional currency of Vermilion and its subsidiaries. Unrealized foreign exchange primarily results from the translation of Euro denominated financial assets and US dollar denominated financial liabilities. As such, an appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain while an appreciation in the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa).

The unrealized foreign exchange loss for Q1 2017 resulted was primarily due to the impact of fluctuations in the US dollar and resulting impact on the translation of US dollar denominated long-term debt.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. Accretion expense was relatively consistent with all comparative periods.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the capitalized cost of extracting natural resources and the cost of material assets over the useful life of the respective assets. Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes.

Depletion and depreciation on a per boe basis for Q1 2017 of $20.71 was lower than $22.42 in Q4 2016 due to higher natural gas production in Canada. For the three months ended March 31, 2017, depletion and depreciation on a per boe basis of $20.71 was relatively consistent with $21.65 in the same period of 2016.

Deferred tax

Deferred tax recovery arises primarily as a result of changes in the accounting basis and tax basis for capital assets and asset retirement obligations and changes in available tax losses.

30

Vermilion Energy Inc.	2017 First Quarter Report

FINANCIAL POSITION REVIEW

Balance sheet strategy

We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet. To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether forecasted fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that forecasted fund flows from operations is not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall with debt (including borrowing using the unutilized capacity of our existing revolving credit facility), issue equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations and typically strive to maintain an internally targeted ratio of approximately 1.0 to 1.5 in a normalized commodity price environment. Where prices trend higher, we may target a lower ratio and conversely, in a lower commodity price environment, an acceptable ratio may be higher. At times, we will use our balance sheet to finance acquisitions and, in these situations, we are prepared to accept a higher ratio in the short term but will implement a strategy to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 24 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, Vermilion’s net debt to fund flows from operations ratio is expected to be higher than the internally targeted ratio. During this period, Vermilion will remain focused on maintaining a strong balance sheet by aligning capital expenditures and net dividends within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional European natural gas volumes to maintain a diversified commodity portfolio.

The balances recognized on our balance sheet are as follows:

	As at
	Mar 31,	Dec 31,
($M)	2017	2016
Revolving credit facility	874,292	1,362,192
Senior unsecured notes	393,042	-
Long-term debt	1,267,334	1,362,192

Revolving Credit Facility

As at March 31, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2019 with the following terms:

	As at
	Mar 31,	Dec 31,
($M)	2017	2016
Total facility amount	2,000,000	2,000,000
Amount drawn	(874,292)	(1,362,192)
Letters of credit outstanding	(4,400)	(20,100)
Unutilized capacity	1,121,308	617,708

Subsequent to March 31, 2017, we negotiated an extension of our revolving credit facility with our syndicate of lenders to May 31, 2021.  Further, as a result of projected liquidity requirements and the proceeds from our Senior Unsecured Notes issuance, we elected to reduce the total facility amount from $2.0 billion to $1.4 billion.  The revolving credit facility remains subject to the covenants applicable as at March 31, 2017.

As at March 31, 2017, the revolving credit facility was subject to the following covenants:

		As at
		Mar 31,	Dec 31,
Financial covenant	Limit	2017	2016
Consolidated total debt to consolidated EBITDA	4.0	2.00	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.35	2.32
Consolidated total senior debt to total capitalization	55%	30%	46%

31

Vermilion Energy Inc.	2017 First Quarter Report

Our covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation” on our balance sheet.

•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on our balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus a “make-whole” premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table, plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.819%
2022	101.406%
2023 and thereafter	100.000%

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
	Mar 31,	Dec 31,
($M)	2017	2016
Long-term debt	1,267,334	1,362,192
Current liabilities	268,282	290,862
Current assets	(157,980)	(225,906)
Net debt	1,377,636	1,427,148

Ratio of net debt to annualized fund flows from operations	2.4	2.8

As at March 31, 2017, long term debt decreased to $1.27 billion (December 31, 2016 - $1.36 billion) as fund flows from operations generated in excess of expenditures was used to reduce debt. This decrease in long-term debt, in addition to an increase in net current derivative assets, decreased net debt from $1.43 billion at December 31, 2016 to $1.38 billion at March 31, 2017. The decrease in net debt coupled with relatively consistent fund flows from operations resulted in a decrease in the ratio of net debt to annualized fund flows from operations from 2.8 to 2.4.

32

Vermilion Energy Inc.	2017 First Quarter Report

Shareholders’ capital

During the three months ended March 31, 2017, we maintained monthly dividends at $0.215 per share and declared $76.6 million of dividends.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 31, 2013	$0.200
January 2014 to Present	$0.215

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels, and acquisition opportunities.

In February of 2015, we amended our existing dividend reinvestment plan to include a Premium Dividend™ Component. The Premium Dividend™ Component, when combined with our continuing Dividend Reinvestment Component, increases our access to the lowest cost sources of equity capital available. While the Premium Dividend™ results in a modest amount of equity issuance, we believe it represents the most prudent approach to preserving near-term balance sheet strength. Both components of our program can be reduced or eliminated at the company’s discretion, offering considerable flexibility.

We commenced proration of the Premium Dividend™ of our Dividend Reinvestment Plan by 25% beginning with our October 2016 dividend payment. We continued to further increase the level of proration applied to the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan during the first quarter. Beginning with the January 2017 dividend payment, the number of participating shares was prorated to 50% and we further increased the proration factor by an additional 25% beginning with the April 2017 dividend payment. As such, eligible shareholders who have elected to participate in the Premium DividendTM Component now receive a 1.5% premium on 25% of their participating shares, and the regular cash dividend on the remaining 75% of their shares. We plan to discontinue the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program. We also reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 dividend.

Although we expect to be able to maintain our current dividend, fund flows from operations may not be sufficient to fund cash dividends, capital expenditures, and asset retirement obligations. We will evaluate our ability to finance any shortfall with debt, issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance as at December 31, 2016	118,263	2,452,722
Shares issued for the Dividend Reinvestment Plan	686	35,506
Shares issued for equity based compensation	97	4,894
Balance as at March 31, 2017	119,046	2,493,122

As at March 31, 2017, there were approximately 1.7 million VIP awards outstanding. As at April 27, 2017, there were approximately 120.5 million common shares issued and outstanding.

ASSET RETIREMENT OBLIGATIONS

As at March 31, 2017, asset retirement obligations were $529.4 million compared to $525.0 million as at December 31, 2016.

The increase in asset retirement obligations is largely attributable to accretion.

OFF BALANCE SHEET ARRANGEMENTS

We have certain lease agreements that are entered into in the normal course of operations, including operating leases for which no asset or liability value has been assigned to the consolidated balance sheet as at March 31, 2017.

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

33

Vermilion Energy Inc.	2017 First Quarter Report

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s Annual Report for the year ended December 31, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the three months ended March 31, 2017. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2016, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following IFRS have been issued by the IASB but are not yet effective:

•	IFRS 9 “Financial Instruments” will be adopted January 1, 2018. IFRS 9 includes changes to the classification and measurement of financial instruments and general hedge accounting.
•	IFRS 15 “Revenue from Contracts with Customers” will be adopted January 1, 2018. IFRS 15 specifies recognition and measurement requirements for contracts with customers.
•	IFRS 16 “Leases” will be adopted January 1, 2019. IFRS 16 requires lessees to recognize a lease obligation and right-of-use asset for the majority of leases.

On the adoption of IFRS 9, Vermilion does not currently anticipate changes to the measured amount of financial instruments and correspondingly does not currently anticipate material changes to net earnings.

In the adoption of IFRS 15, Vermilion has in place a transition team that has been performing a detailed review of the Company’s standard contracts with customers in accordance with the issued IFRS to determine the impact, if any, the adoption of IFRS 15 will have on its financial statements.  Vermilion continues to assess this new standard and review its impacts.

The impact of the adoption of IFRS 16 is currently being evaluated.

34

Vermilion Energy Inc.	2017 First Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended March 31, 2017			Three Months Ended March 31, 2016
	Crude Oil,			Crude Oil,
	Condensate &NGLs	Natural Gas	Total	Condensate &NGLs	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Canada
Sales	54.67	2.99	33.63	33.11	1.93	21.16
Royalties	(7.16)	(0.21)	(3.79)	(4.03)	(0.08)	(2.07)
Transportation	(2.52)	(0.22)	(1.83)	(2.30)	(0.16)	(1.57)
Operating	(8.07)	(1.16)	(7.42)	(7.32)	(1.44)	(8.05)
Operating netback	36.92	1.40	20.59	19.46	0.25	9.47
General and administration			(0.76)			(0.94)
Fund flows from operations netback			19.83			8.53
France
Sales	67.86	1.52	67.85	43.36	1.66	43.16
Royalties	(6.06)	(0.44)	(6.06)	(6.09)	(0.29)	(6.07)
Transportation	(3.45)	—	(3.45)	(3.35)	—	(3.33)
Operating	(12.94)	(1.18)	(12.94)	(12.84)	(2.24)	(12.84)
Operating netback	45.41	(0.10)	45.40	21.08	(0.87)	20.92
General and administration			(3.49)			(4.19)
Current income taxes			(5.67)			(0.03)
Fund flows from operations netback			36.24			16.70
Netherlands
Sales	58.33	7.34	44.19	32.24	5.55	33.26
Royalties	—	(0.12)	(0.69)	—	(0.09)	(0.56)
Operating	—	(1.35)	(7.99)	—	(1.23)	(7.28)
Operating netback	58.33	5.87	35.51	32.24	4.23	25.42
General and administration			(0.98)			(0.94)
Current income taxes			(1.50)			(2.68)
Fund flows from operations netback			33.03			21.80
Germany
Sales	65.62	6.95	47.30	—	5.30	31.78
Royalties	(3.67)	(0.60)	(3.60)	—	(0.60)	(3.58)
Transportation	(8.11)	(0.44)	(3.91)	—	(0.61)	(3.67)
Operating	(16.53)	(1.98)	(12.96)	—	(1.79)	(10.71)
Operating netback	37.31	3.93	26.83	—	2.30	13.82
General and administration			(4.95)			(10.03)
Fund flows from operations netback			21.88			3.79
Ireland
Sales	—	7.65	45.92	—	5.51	33.07
Transportation	—	(0.21)	(1.23)	—	(0.53)	(3.19)
Operating	—	(0.69)	(4.11)	—	(1.18)	(7.05)
Operating netback	—	6.75	40.58	—	3.80	22.83
General and administration			(0.45)			(2.31)
Fund flows from operations netback			40.13			20.52
Australia
Sales	77.11	—	77.11	46.93	—	46.93
Operating	(22.12)	—	(22.12)	(17.63)	—	(17.63)
PRRT (1)	(11.98)	—	(11.98)	(0.30)	—	(0.30)
Operating netback	43.01	—	43.01	29.00	—	29.00
General and administration			(5.35)			(3.12)
Corporate income taxes			(3.08)			(1.83)
Fund flows from operations netback			34.58			24.05

35

Vermilion Energy Inc.	2017 First Quarter Report

	Three Months Ended March 31, 2017			Three Months Ended March 31, 2016
	Crude Oil,			Crude Oil,
	Condensate			Condensate
	&NGLs	Natural Gas	Total	&NGLs	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
United States
Sales	59.45	2.48	55.99	32.84	0.67	30.10
Royalties	(16.60)	(1.03)	(15.79)	(9.73)	(0.40)	(9.03)
Operating	(8.15)	—	(7.51)	(7.54)	—	(6.82)
Operating netback	34.70	1.45	32.69	15.57	0.27	14.25
General and administration			(26.46)			(27.65)
Fund flows from operations netback			6.23			(13.40)
Total Company
Sales	64.14	5.62	46.94	39.35	3.76	30.53
Realized hedging gain (loss)	0.39	(0.15)	(0.33)	3.18	1.07	4.89
Royalties	(5.41)	(0.16)	(2.91)	(4.30)	(0.11)	(2.40)
Transportation	(2.55)	(0.19)	(1.76)	(2.33)	(0.22)	(1.79)
Operating	(12.76)	(1.12)	(9.35)	(11.10)	(1.37)	(9.58)
PRRT (1)	(2.24)	—	(0.97)	(0.05)	—	(0.02)
Operating netback	41.57	4.00	31.62	24.75	3.13	21.63
General and administration			(2.36)			(2.34)
Interest expense			(2.64)			(2.54)
Realized foreign exchange gain (loss)			0.46			(0.11)
Other income			0.01			0.02
Corporate income taxes (1)			(1.34)			(0.54)
Fund flows from operations netback			25.75			16.12

(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

36

Vermilion Energy Inc.	2017 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2017:

Crude Oil	Period	Exercise date(1)	Currency	Bought Put Volume (bbl/d)	Weighted Average Bought Put Price / bbl	Sold Call Volume (bbl/d)	Weighted Average Sold Call Price / bbl	Sold Put Volume (bbl/d)	Weighted Average Sold Put Price / bbl	Swap Volume (bbl/d)	Weighted Average Swap Price / bbl	Additional Swap Volume (mmbtu/d) (2)
Dated Brent
3-Way Collar	Jan 2017 - Dec 2017		USD	2,500	51.00	2,500	60.50	2,500	41.50	-	-	-
3-Way Collar	Jul 2017 - Jun 2018		USD	2,000	55.00	2,000	64.06	2,000	45.00	-	-	-
Put Spread	Apr 2017 - Dec 2017		USD	600	56.00	-	-	600	46.25	-	-	-
Put Spread	Jul 2017 - Dec 2017		USD	500	55.00	-	-	500	47.50	-	-	-
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	650	55.00	-
Swaption	Jul 2017 - Jun 2018	May 31, 2017	USD	-	-	-	-	-	-	975	60.00	-
Swaption	Jul 2017 - Jun 2018	Jun 30, 2017	USD	-	-	-	-	-	-	1,000	60.00	-

WTI
3-Way Collar	Jan 2017 - Dec 2017		CAD	1,500	70.00	1,500	75.00	1,500	55.00	-	-	-
Swap	Apr 2017		CAD	-	-	-	-	-	-	500	72.70	-
3-Way Collar	Jul 2017 - Dec 2017		USD	3,000	54.33	3,000	65.58	3,000	45.00	-	-	-
Swap	Apr 2017		USD	-	-	-	-	-	-	1,000	54.85	-

North American Gas	Period	Exercise date(1)	Currency	Bought Put Volume (mmbtu/d)	Weighted Average Bought Put Price / mmbtu	Sold Call Volume (mmbtu/d)	Weighted Average Sold Call Price / mmbtu	Sold Put Volume (mmbtu/d)	Weighted Average Sold Put Price / mmbtu	Swap Volume (mmbtu/d)	Weighted Average Swap Price / mmbtu	Additional Swap Volume (mmbtu/d) (2)
AECO
Collar	Nov 2016 - Oct 2017		CAD	7,109	2.18	9,478	2.86	-	-	-	-	-
Collar	Nov 2016 - Dec 2017		CAD	9,478	2.33	9,478	3.02	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		CAD	4,739	2.37	4,739	3.25	-	-	-	-	-
Swap	Nov 2016 - Dec 2017		CAD	-	-	-	-	-	-	2,370	2.99	-
Swap	Jan 2017 - Dec 2017		CAD	-	-	-	-	-	-	7,109	2.94	-
Swap	Apr 2017 - Oct 2017		CAD	-	-	-	-	-	-	7,109	3.01	-
Swap	Nov 2017 - Dec 2017		CAD	-	-	-	-	-	-	7,109	3.35	-

AECO Basis (AECO less NYMEX HH)
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	5,000	(0.75)	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	10,000	(0.83)	-

NYMEX HH
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	5,000	3.00	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	2,500	3.10	-
(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

37

Vermilion Energy Inc.	2017 First Quarter Report
European Gas	Period	Exercise date(1)	Currency	Bought Put Volume (mmbtu/d)	Weighted Average Bought Put Price / mmbtu	Sold Call Volume (mmbtu/d)	Weighted Average Sold Call Price / mmbtu	Sold Put Volume (mmbtu/d)	Weighted Average Sold Put Price / mmbtu	Swap Volume (mmbtu/d)	Weighted Average Swap price / mmbtu	Additional Swap Volume (mmbtu/d) (2)
NBP
Collar	Oct 2016 - Sep 2017		GBP	5,000	3.25	10,000	4.03	-	-	-	-	-
Collar	Oct 2016 - Dec 2017		GBP	5,000	3.25	10,000	4.07	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		GBP	5,000	3.30	7,500	3.77	-	-	-	-	-
Collar	Jan 2018 - Dec 2018		GBP	2,500	3.15	2,500	3.82	-	-	-	-	-
Swap	Jan 2017 - Dec 2017		GBP	-	-	-	-	-	-	2,500	4.22	2,500
Swap	Apr 2017 - Mar 2018		GBP	-	-	-	-	-	-	5,300	4.20	-
Swap	Jul 2017 - Dec 2017		GBP	-	-	-	-	-	-	2,500	3.95	-
Swap	Jan 2018 - Dec 2018		GBP	-	-	-	-	-	-	2,500	4.04	5,000

NBP Basis (NBP less NYMEX HH)
Collar	Jan 2017 - Dec 2017		USD	2,500	1.85	2,500	4.00	-	-	-	-	-

TTF
3-Way Collar	Apr 2017 - Sep 2017		EUR	9,827	4.18	9,827	5.06	9,827	3.08	-	-	-
3-Way Collar	Oct 2017 - Dec 2019		EUR	7,370	4.59	7,370	5.42	7,370	2.93	-	-	-
3-Way Collar	Jan 2018 - Dec 2018		EUR	12,284	4.75	12,284	5.48	12,284	3.25	-	-	-
3-Way Collar	Jan 2018 - Dec 2019		EUR	3,685	4.74	3,685	5.52	3,685	3.13	-	-	-
3-Way Collar	Jan 2019 - Dec 2019		EUR	7,370	5.00	7,370	5.54	7,370	3.57	-	-	-
Collar	Jul 2016 - Mar 2018		EUR	2,457	5.61	4,913	6.90	-	-	-	-	-
Collar	Oct 2016 - Dec 2017		EUR	2,457	5.28	2,457	6.21	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		EUR	9,827	5.06	22,111	6.37	-	-	-	-	-
Collar	Apr 2017 - Sep 2017		EUR	2,457	3.81	4,913	4.47	-	-	-	-	-
Collar	Jan 2018 - Dec 2018		EUR	4,913	4.40	4,913	5.31	-	-	-	-	-
Swap	Jul 2016 - Jun 2018		EUR	-	-	-	-	-	-	2,559	5.89	-
Swap	Jan 2017 - Dec 2017		EUR	-	-	-	-	-	-	2,457	5.32	2,457
Swap	Apr 2017 - Jun 2018		EUR	-	-	-	-	-	-	4,299	4.50	-
Swap	Oct 2017 - Dec 2018		EUR	-	-	-	-	-	-	17,197	4.80	-
Swap	Oct 2017 - Dec 2019		EUR	-	-	-	-	-	-	7,370	4.87	-
Swap	Jan 2018 - Dec 2019		EUR	-	-	-	-	-	-	1,228	5.00	-
Swap	Jan 2019 - Dec 2019		EUR	-	-	-	-	-	-	2,457	4.92	-
Put Spread	Apr 2017 - Sep 2017		EUR	14,740	4.40	-	-	14,740	3.15	-	-	-

Fuel and Electricity	Period		Currency							Swap Volume (unit/d)		Weighted Average Swap price / unit
AESO (mwh)
Swap	Jan 2017 - Dec 2017		CAD							65		33.47

Interest Rate										Notional amount		Rate (%)
CDOR SWAP	Sep 2015 - Sep 2019		CAD							100,000,000		1.00
CDOR SWAP	Oct 2015 - Oct 2019		CAD							100,000,000		1.10

Cross Currency Interest Rate						Receive Notional amount(USD)		Rate (USD%)		Pay Notional amount(CAD)		Rate (CAD%)
Swap (3)	Apr 2017					633,907,993		3.54		845,800,000		3.33

(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.
(3)

In April 2017, Vermilion repaid $0.9 billion of borrowings on the revolving credit facility bearing interest at CDOR plus applicable margins and simultaneously borrowed US $0.6 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins.

38

Vermilion Energy Inc.	2017 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

	Three Months Ended
By classification	Mar 31,	Dec 31,	Mar 31,
($M)	2017	2016	2016
Drilling and development	95,164	66,437	62,773
Exploration and evaluation	725	445	-
Capital expenditures	95,889	66,882	62,773

Property acquisition	2,620	78,713	870
Acquisitions	2,620	78,713	870

	Three Months Ended
By category	Mar 31,	Dec 31,	Mar 31,
($M)	2017	2016	2016
Land	1,445	59	1,039
Seismic	2,011	1,757	6,268
Drilling and completion	55,386	38,233	27,853
Production equipment and facilities	30,176	26,768	6,238
Recompletions	5,501	3,293	3,598
Other	1,370	(3,228)	17,777
Capital expenditures	95,889	66,882	62,773
Acquisitions	2,620	78,713	870
Total capital expenditures and acquisitions	98,509	145,595	63,643

	Three Months Ended
Capital expenditures by country	Mar 31,	Dec 31,	Mar 31,
($M)	2017	2016	2016
Canada	57,457	16,895	29,771
France	20,916	31,127	13,463
Netherlands	1,712	5,737	2,996
Germany	906	1,694	539
Ireland	(804)	1,711	3,076
Australia	3,438	5,236	7,827
United States	11,539	4,037	5,101
Corporate	725	445	-
Total capital expenditures	95,889	66,882	62,773

	Three Months Ended
Acquisitions by country	Mar 31,	Dec 31,	Mar 31,
($M)	2017	2016	2016
Canada	576	1,378	755
France	-	-	-
Netherlands	16	28,259	-
Germany	-	48,377	-
Ireland	-	-	-
Australia	-	-	-
United States	2,013	377	115
Corporate	15	322	-
Total acquisitions	2,620	78,713	870

39

Vermilion Energy Inc.	2017 First Quarter Report

Supplemental Table 4: Production

	Q1/17	Q4/16	Q3/16	Q2/16	Q1/16	Q4/15	Q3/15	Q2/15	Q1/15	Q4/14	Q3/14	Q2/14
Canada
Crude oil & condensate (bbls/d)	7,987	7,945	8,984	9,453	10,317	10,413	11,030	11,843	12,163	12,681	12,755	14,108
NGLs (bbls/d)	2,670	2,444	2,448	2,687	2,633	2,710	2,678	2,094	1,706	1,444	1,005	1,364
Natural gas (mmcf/d)	85.74	75.12	77.62	87.44	97.16	87.90	71.94	64.66	61.78	58.36	57.07	57.59
Total (boe/d)	24,947	22,910	24,368	26,713	29,141	27,773	25,698	24,713	24,165	23,851	23,272	25,070
% of consolidated	38%	38%	37%	42%	44%	45%	47%	48%	48%	49%	47%	49%
France
Crude oil (bbls/d)	10,834	11,220	11,827	12,326	12,220	12,537	12,310	12,746	11,463	11,133	11,111	11,025
Natural gas (mmcf/d)	0.01	0.38	0.42	0.54	0.44	1.36	1.47	1.03	-	-	-	-
Total (boe/d)	10,836	11,283	11,897	12,416	12,293	12,763	12,555	12,917	11,463	11,133	11,111	11,025
% of consolidated	17%	19%	19%	19%	19%	21%	22%	25%	23%	22%	22%	21%
Netherlands
Condensate (bbls/d)	76	57	86	96	114	110	109	112	63	81	63	96
Natural gas (mmcf/d)	39.92	41.15	47.62	49.18	53.40	56.34	53.56	32.43	36.41	31.35	38.07	40.35
Total (boe/d)	6,729	6,915	8,023	8,293	9,015	9,500	9,035	5,517	6,132	5,306	6,407	6,822
% of consolidated	10%	11%	13%	13%	14%	16%	16%	11%	12%	11%	13%	13%
Germany
Crude Oil (bbls/d)	989	-	-	-	-	-	-	-	-	-	-	-
Natural gas (mmcf/d)	19.39	14.80	14.52	14.31	15.96	16.17	14.00	16.18	16.80	17.71	15.38	16.13
Total (boe/d)	4,220	2,467	2,420	2,385	2,660	2,695	2,333	2,696	2,801	2,952	2,563	2,689
% of consolidated	7%	4%	4%	4%	4%	4%	4%	5%	6%	6%	5%	5%
Ireland
Natural gas (mmcf/d)	64.82	62.92	59.28	47.26	33.90	0.12	-	-	-	-	-	-
Total (boe/d)	10,803	10,486	9,879	7,877	5,650	20	-	-	-	-	-	-
% of consolidated	17%	17%	16%	12%	9%	-	-	-	-	-	-	-
Australia
Crude oil (bbls/d)	6,581	6,388	6,562	6,083	6,180	7,824	6,433	5,865	5,672	6,134	6,567	6,483
% of consolidated	10%	10%	10%	9%	9%	13%	11%	11%	11%	12%	13%	12%
United States
Crude oil (bbls/d)	365	362	383	458	368	420	226	123	153	195	-	-
NGLs (bbls/d)	24	23	30	26	39	29	-	-	-	-	-	-
Natural gas (mmcf/d)	0.20	0.18	0.20	0.20	0.26	0.20	-	-	-	-	-	-
Total (boe/d)	422	414	447	518	450	483	226	123	153	195	-	-
% of consolidated	1%	1%	1%	1%	1%	1%	-	-	-	-	-	-
Consolidated
Crude oil, condensate
& NGLs (bbls/d)	29,526	28,439	30,320	31,129	31,871	34,043	32,786	32,783	31,220	31,668	31,501	33,076
% of consolidated	46%	47%	48%	48%	49%	56%	58%	63%	62%	64%	63%	63%
Natural gas (mmcf/d)	210.07	194.54	199.65	198.93	201.11	162.09	140.97	114.29	115.00	107.42	110.52	114.08
% of consolidated	54%	53%	52%	52%	51%	44%	42%	37%	38%	36%	37%	37%
Total (boe/d)	64,537	60,863	63,596	64,285	65,389	61,058	56,280	51,831	50,386	49,571	49,920	52,089

40

Vermilion Energy Inc.	2017 First Quarter Report
	YTD 2017	2016	2015	2014	2013	2012
Canada
Crude oil & condensate (bbls/d)	7,987	9,171	11,357	12,491	8,387	7,659
NGLs (bbls/d)	2,670	2,552	2,301	1,233	1,666	1,232
Natural gas (mmcf/d)	85.74	84.29	71.65	55.67	42.39	37.50
Total (boe/d)	24,947	25,771	25,598	23,001	17,117	15,142
% of consolidated	38%	40%	46%	47%	41%	40%
France
Crude oil (bbls/d)	10,834	11,896	12,267	11,011	10,873	9,952
Natural gas (mmcf/d)	0.01	0.44	0.97	-	3.40	3.59
Total (boe/d)	10,836	11,970	12,429	11,011	11,440	10,550
% of consolidated	17%	19%	23%	22%	28%	28%
Netherlands
Condensate (bbls/d)	76	88	99	77	64	67
Natural gas (mmcf/d)	39.92	47.82	44.76	38.20	35.42	34.11
Total (boe/d)	6,729	8,058	7,559	6,443	5,967	5,751
% of consolidated	10%	13%	14%	13%	15%	15%
Germany
Crude oil (bbls/d)	989	-	-	-	-	-
Natural gas (mmcf/d)	19.39	14.90	15.78	14.99	-	-
Total (boe/d)	4,220	2,483	2,630	2,498	-	-
% of consolidated	7%	4%	5%	5%	-	-
Ireland
Natural gas (mmcf/d)	64.82	50.89	0.03	-	-	-
Total (boe/d)	10,803	8,482	5	-	-	-
% of consolidated	17%	13%	-	-	-	-
Australia
Crude oil (bbls/d)	6,581	6,304	6,454	6,571	6,481	6,360
% of consolidated	10%	10%	12%	13%	16%	17%
United States
Crude oil (bbls/d)	365	393	231	49	-	-
NGLs (bbls/d)	24	29	7	-	-	-
Natural gas (mmcf/d)	0.20	0.21	0.05	-	-	-
Total (boe/d)	422	457	247	49	-	-
% of consolidated	1%	1%	-	-	-	-
Consolidated
Crude oil, condensate & NGLs (bbls/d)	29,526	30,433	32,716	31,432	27,471	25,270
% of consolidated	46%	48%	60%	63%	67%	67%
Natural gas (mmcf/d)	210.07	198.55	133.24	108.85	81.21	75.20
% of consolidated	54%	52%	40%	37%	33%	33%
Total (boe/d)	64,537	63,526	54,922	49,573	41,005	37,803

41

Vermilion Energy Inc.	2017 First Quarter Report

NON-GAAP FINANCIAL MEASURES

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see CAPITAL DISCLOSURES in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statement of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in FINANCIAL POSITION REVIEW.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures.  We consider free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the VIP as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the dividend reinvestment and Premium Dividend™ plans. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, dispositions, and asset retirement obligations settled. Management uses payout to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

42

Vermilion Energy Inc.	2017 First Quarter Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M)	2017	2016	2016
Dividends declared	76,593	76,096	72,847
Shares issued for the Dividend Reinvestment Plan	(35,506)	(43,580)	(47,990)
Net dividends	41,087	32,516	24,857
Drilling and development	95,164	66,437	62,773
Exploration and evaluation	725	445	—
Asset retirement obligations settled	2,249	3,327	2,024
Payout	139,225	102,725	89,654

	As at
	Mar 31,	Dec 31,	Mar 31,
('000s of shares)	2017	2016	2016
Shares outstanding	119,046	118,263	113,451
Potential shares issuable pursuant to the VIP	3,089	3,090	3,040
Diluted shares outstanding	122,135	121,353	116,491

43

Vermilion Energy Inc.	2017 First Quarter Report

CONSOLIDATED BALANCE SHEET
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		March 31,	December 31,
	Note	2017	2016
ASSETS
Current
Cash and cash equivalents		1,150	62,775
Accounts receivable		105,597	131,719
Crude oil inventory		22,464	14,528
Derivative instruments		17,231	4,336
Prepaid expenses		11,538	12,548
		157,980	225,906

Derivative instruments		5,404	1,157
Deferred taxes		115,524	152,046
Exploration and evaluation assets	4	273,326	274,830
Capital assets	3	3,431,299	3,433,245
		3,983,533	4,087,184

LIABILITIES
Current
Accounts payable and accrued liabilities		189,712	181,557
Dividends payable	7	25,595	25,426
Derivative instruments		8,851	47,660
Income taxes payable		44,124	36,219
		268,282	290,862

Derivative instruments		3,570	27,484
Long-term debt	6	1,267,334	1,362,192
Finance lease obligation		18,410	19,628
Asset retirement obligations	5	529,439	525,022
Deferred taxes		284,666	283,533
		2,371,701	2,508,721

SHAREHOLDERS’ EQUITY
Shareholders’ capital	7	2,493,122	2,452,722
Contributed surplus		115,632	101,788
Accumulated other comprehensive income		41,517	30,339
Deficit		(1,038,439)	(1,006,386
		1,611,832	1,578,463
		3,983,533	4,087,184

APPROVED BY THE BOARD

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

44

Vermilion Energy Inc.	2017 First Quarter Report

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

	Three Months Ended
		March 31,	March 31,
	Note	2017	2016
REVENUE
Petroleum and natural gas sales		261,601	177,385
Royalties		(16,205)	(13,961)
Petroleum and natural gas revenue		245,396	163,424

EXPENSES
Operating		52,121	55,628
Transportation		9,819	10,390
Equity based compensation		18,738	20,837
Gain on derivative instruments		(78,014)	(37,477)
Interest expense		14,695	14,750
General and administration		13,151	13,577
Foreign exchange loss (gain)		1,972	(918)
Other income		(12)	(18)
Accretion	5	6,382	6,109
Depletion and depreciation	3, 4	115,409	125,798
Impairment		—	14,762
		154,261	223,438
EARNINGS (LOSS) BEFORE INCOME TAXES		91,135	(60,014)

TAXES
Deferred		33,682	22,546
Current		12,913	3,288
		46,595	25,834

NET EARNINGS (LOSS)		44,540	(85,848)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		11,178	(27,330)
COMPREHENSIVE INCOME (LOSS)		55,718	(113,178)

NET EARNINGS (LOSS) PER SHARE
Basic		0.38	(0.76)
Diluted		0.37	(0.76)

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		118,632	112,725
Diluted		120,722	112,725

45

Vermilion Energy Inc.	2017 First Quarter Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2017	2016
OPERATING
Net earnings (loss)		44,540	(85,848)
Adjustments:
Accretion	5	6,382	6,109
Depletion and depreciation	3, 4	115,409	125,798
Impairment		—	14,762
Unrealized gain on derivative instruments		(79,865)	(9,054)
Equity based compensation		18,738	20,837
Unrealized foreign exchange loss (gain)		4,518	(1,570)
Unrealized other expense		30	87
Deferred taxes		33,682	22,546
Asset retirement obligations settled	5	(2,249)	(2,024)
Changes in non-cash operating working capital		31,451	(17,760)
Cash flows from operating activities		172,636	73,883

INVESTING
Drilling and development	3	(95,164)	(62,773)
Exploration and evaluation	4	(725)	—
Property acquisitions	3, 4	(2,620)	(870)
Changes in non-cash investing working capital		7,194	(4,087)
Cash flows used in investing activities		(91,315)	(67,730)

FINANCING
(Repayments) borrowings on the revolving credit facility	6	(494,028)	269,560
Issuance (repayment) of senior unsecured notes	6	391,906	(225,000)
Decrease in finance lease obligation		(1,231)	(895)
Cash dividends		(40,918)	(24,542)
Cash flows (used in) from financing activities		(144,271)	19,123
Foreign exchange gain (loss) on cash held in foreign currencies		1,325	(3,706)

Net change in cash and cash equivalents		(61,625)	21,570
Cash and cash equivalents, beginning of period		62,775	41,676
Cash and cash equivalents, end of period		1,150	63,246

Supplementary information for cash flows from operating activities
Interest paid		12,334	21,311
Income taxes paid		5,008	2,390

46

Vermilion Energy Inc.	2017 First Quarter Report

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Three Months Ended
		March 31,	March 31,
	Note	2017	2016
SHAREHOLDERS' CAPITAL
Balance, beginning of period		2,452,722	2,181,089
Shares issued for the Dividend Reinvestment Plan	7	35,506	47,990
Equity based compensation	7	4,894	4,128
Balance, end of period	7	2,493,122	2,233,207
CONTRIBUTED SURPLUS
Balance, beginning of period		101,788	107,946
Equity based compensation		13,844	16,709
Balance, end of period		115,632	124,655
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period		30,339	113,647
Currency translation adjustments		11,178	(27,330)
Balance, end of period		41,517	86,317
DEFICIT
Balance, beginning of period		(1,006,386)	(544,023)
Net earnings (loss)		44,540	(85,848)
Dividends declared	7	(76,593)	(72,847)
Balance, end of period		(1,038,439)	(702,718)

TOTAL SHAREHOLDERS' EQUITY		1,611,832	1,741,461

47

Vermilion Energy Inc.	2017 First Quarter Report

notes to the CONDENSED Consolidated INTERIM Financial Statements

For the three months ended March 31, 2017 and 2016

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting” and have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2016, which are contained within Vermilion’s Annual Report for the year ended December 31, 2016 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on April 27, 2017.

2. SEGMENTED INFORMATION

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

	Three Months Ended March 31, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,552,230	806,099	202,477	292,225	719,761	272,149	73,195	65,397	3,983,533
Drilling and development	57,457	20,916	1,712	906	(804)	3,438	11,539	—	95,164
Exploration and evaluation	—	—	—	—	—	—	—	725	725
Oil and gas sales to external customers	75,500	59,610	26,762	17,968	44,648	34,987	2,126	—	261,601
Royalties	(8,499)	(5,320)	(419)	(1,368)	—	—	(599)	—	(16,205)
Revenue from external customers	67,001	54,290	26,343	16,600	44,648	34,987	1,527	—	245,396
Transportation	(4,103)	(3,032)	—	(1,485)	(1,199)	—	—	—	(9,819)
Operating	(16,670)	(11,369)	(4,841)	(4,921)	(3,999)	(10,036)	(285)	—	(52,121)
General and administration	(1,698)	(3,070)	(596)	(1,880)	(438)	(2,430)	(1,005)	(2,034)	(13,151)
PRRT	—	—	—	—	—	(5,434)	—	—	(5,434)
Corporate income taxes	—	(4,982)	(907)	—	—	(1,396)	—	(194)	(7,479)
Interest expense	—	—	—	—	—	—	—	(14,695)	(14,695)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(1,851)	(1,851)
Realized foreign exchange gain	—	—	—	—	—	—	—	2,546	2,546
Realized other income	—	—	—	—	—	—	—	42	42
Fund flows from operations	44,530	31,837	19,999	8,314	39,012	15,691	237	(16,186)	143,434

48

Vermilion Energy Inc.	2017 First Quarter Report
	Three Months Ended March 31, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,584,947	833,145	195,413	159,522	838,240	240,352	44,585	176,136	4,072,340
Drilling and development	29,771	13,463	2,996	539	3,076	7,827	5,101	—	62,773
Oil and gas sales to external customers	56,110	48,125	27,286	7,692	17,004	19,935	1,233	—	177,385
Royalties	(5,498)	(6,766)	(460)	(867)	—	—	(370)	—	(13,961)
Revenue from external customers	50,612	41,359	26,826	6,825	17,004	19,935	863	—	163,424
Transportation	(4,151)	(3,713)	—	(887)	(1,639)	—	—	—	(10,390)
Operating	(21,343)	(14,320)	(5,976)	(2,593)	(3,626)	(7,491)	(279)	—	(55,628)
General and administration	(2,476)	(4,676)	(773)	(2,428)	(1,188)	(1,325)	(1,132)	421	(13,577)
PRRT	—	—	—	—	—	(128)	—	—	(128)
Corporate income taxes	—	(34)	(2,200)	—	—	(777)	—	(149)	(3,160)
Interest expense	—	—	—	—	—	—	—	(14,750)	(14,750)
Realized gain on derivative instruments	—	—	—	—	—	—	—	28,423	28,423
Realized foreign exchange loss	—	—	—	—	—	—	—	(652)	(652)
Realized other income	—	—	—	—	—	—	—	105	105
Fund flows from operations	22,642	18,616	17,877	917	10,551	10,214	(548)	13,398	93,667

Reconciliation of fund flows from operations to net earnings (loss)

	Three Months Ended
($M)	Mar 31, 2017	Mar 31, 2016
Fund flows from operations	143,434	93,667
Accretion	(6,382)	(6,109)
Depletion and depreciation	(115,409)	(125,798)
Impairment	—	(14,762)
Unrealized gain on derivative instruments	79,865	9,054
Equity based compensation	(18,738)	(20,837)
Unrealized foreign exchange (loss) gain	(4,518)	1,570
Unrealized other expense	(30)	(87)
Deferred taxes	(33,682)	(22,546)
Net earnings (loss)	44,540	(85,848)

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

($M)	2017
Balance at January 1	3,433,245
Additions	95,164
Property acquisitions	2,605
Changes in asset retirement obligations	(6,062)
Depletion and depreciation	(116,380)
Foreign exchange	22,727
Balance at March 31	3,431,299

49

Vermilion Energy Inc.	2017 First Quarter Report

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	2017
Balance January 1	274,830
Additions	725
Property acquisitions	15
Changes in asset retirement obligations	(10)
Depreciation	(2,507)
Foreign exchange	273
Balance March 31	273,326

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	2017
Balance at January 1	525,022
Additional obligations recognized	1,137
Changes in estimates	(102)
Obligations settled	(2,249)
Accretion	6,382
Changes in discount rates	(7,107)
Foreign exchange	6,356
Balance at March 31	529,439

6. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	Mar 31, 2017	Dec 31, 2016
Revolving credit facility	874,292	1,362,192
Senior unsecured notes	393,042	—
Long-term debt	1,267,334	1,362,192

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at March 31, 2017 is $390.9 million.

The following table reconciles the change in Vermilion’s long-term debt:

($M)	2017
Balance at January 1	1,362,192
Repayments on the revolving credit facility	(494,028)
Issuance of senior unsecured notes	391,906
Amortization of transaction costs and prepaid interest	1,178
Foreign exchange	6,086
Balance at March 31	1,267,334

50

Vermilion Energy Inc.	2017 First Quarter Report

Revolving Credit Facility

At March 31, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2019 with the following terms:

	As at
	Mar 31,	Dec 31,
($M)	2017	2016
Total facility amount	2,000,000	2,000,000
Amount drawn	(874,292)	(1,362,192)
Letters of credit outstanding	(4,400)	(20,100)
Unutilized capacity	1,121,308	617,708

The facility is extendable from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate applicable to demand loans plus applicable margins. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

As at March 31, 2017, the revolving credit facility was subject to the following financial covenants:

		As at
		Mar 31,	Dec 31,
Financial covenant	Limit	2017	2016
Consolidated total debt to consolidated EBITDA	4.0	2.00	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.35	2.32
Consolidated total senior debt to total capitalization	55%	30%	46%

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under International Financial Reporting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation”.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on the balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

As at March 31, 2017 and December 31, 2016, Vermilion was in compliance with the above covenants.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.819%
2022	101.406%
2023 and thereafter	100.000%

51

Vermilion Energy Inc.	2017 First Quarter Report

7. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

	March 31, 2017
	Shares
Shareholders’ Capital	(	'000s)	Amount ($M)
Balance as at January 1	118,263		2,452,722
Shares issued for the Dividend Reinvestment Plan	686		35,506
Shares issued for equity based compensation	97		4,894
Balance as at March 31	119,046		2,493,122

Dividends declared to shareholders for the three months ended March 31, 2017 were $76.6 million (2016 - $72.8 million).

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue, Vermilion declared dividends totalling $25.9 million or $0.215 per share.

8. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to annualized fund flows from operations:

	Three Months Ended
($M except as indicated)	Mar 31, 2017	Mar 31, 2016
Long-term debt	1,267,334	1,429,988
Current liabilities	268,282	221,225
Current assets	(157,980)	(284,150)
Net debt	1,377,636	1,367,063

Fund flows from operations	143,434	93,667

Ratio of net debt to annualized fund flows from operations	2.4	3.6

52

Vermilion Energy Inc.	2017 First Quarter Report

9. FINANCIAL INSTRUMENTS

The following table summarizes the increase (positive values) or decrease (negative values) to comprehensive income before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Mar 31, 2017
Currency risk - Euro to Canadian
5% increase in strength of the Canadian dollar against the Euro	(204)
5% decrease in strength of the Canadian dollar against the Euro	204

Currency risk - US $ to Canadian
5% increase in strength of the Canadian dollar against the US $	(17,775)
5% decrease in strength of the Canadian dollar against the US $	17,775

Commodity price risk
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(18,230)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	26,618

#eu# 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(34,218)
#eu# 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	38,173

Interest rate risk
1% increase in average Canadian prime interest rate	(2,608)
1% decrease in average Canadian prime interest rate	2,608

The above table shows the before tax effect on comprehensive income for a 5% change in the US dollar to Canadian dollar exchange rate based on derivative instruments, long-term debt, and other financial instruments as at March 31, 2017.  A 5% increase in the strength of the Canadian dollar against the US dollar resulted in a $17.7 million decrease to comprehensive income before tax due to the impact of US $0.7 billion notional of cross currency interest rate swaps outstanding as at March 31, 2017 and effective for April 2017.

Subsequent to March 31, 2017, Vermilion repaid $0.6 billion of borrowings on the revolving credit facility bearing interest at CDOR (Canadian Dollar Offered Rate) plus applicable margins and simultaneously borrowed US $0.6 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins.  As this transaction occurred subsequent to the balance sheet date, it is not included in the calculations shown in the above table. If included, the effect on comprehensive income before tax for a 5% increase in strength of the Canadian dollar against the US dollar as at December 31, 2016 would be an increase of $19.8 million (and vice versa).

53

Vermilion Energy Inc.	2017 First Quarter Report

Vermilion Energy Inc. *2017 First Quarter Report*

CORPORATE INFORMATION

DIRECTORS

Lorenzo Donadeo [1]
Calgary, Alberta

Larry J. Macdonald [2,3,4,6]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

Loren M. Leiker [5]
Houston, Texas

William F. Madison [5,6]
Sugar Land, Texas

Timothy R. Marchant [4,5]
Calgary, Alberta

Anthony Marino
Calgary, Alberta

Robert Michaleski [3,4]
Calgary, Alberta

Sarah E. Raiss [4,5]
Calgary, Alberta

William Roby [5,6]
Katy, Texas

Catherine L. Williams [3,4]
Calgary, Alberta

[1] Chairman of the Board
[2] Lead Director
[3] Audit Committee
[4] Governance and Human Resources Committee
[5] Health, Safety and Environment Committee
[6] Independent Reserves Committee

ABBREVIATIONS

OFFICERS AND KEY PERSONNEL

CANADA

Anthony Marino
President & Chief Executive Officer

Curtis W. Hicks
Executive Vice President & Chief Financial Officer

Mona Jasinski
Executive Vice President, People and Culture

Michael Kaluza
Executive Vice President & Chief Operating Officer

Dion Hatcher
Vice President Canada Business Unit

Terry Hergott
Vice President Marketing

Daniel Goulet
Director Corporate HSE

Bryce Kremnica
Director Field Operations – Canada Business Unit

Kyle Preston
Director Investor Relations

Mike Prinz
Director Information Technology & Information Systems

Jenson Tan
Director Business Development

Robert (Bob) J. Engbloom
Corporate Secretary

UNITED STATES

Daniel G. Anderson
Managing Director – U.S. Business Unit

Timothy R. Morris
Director U.S. Business Development – U.S. Business Unit

EUROPE

Gerard Schut
Vice President European Operations

Darcy Kerwin
Managing Director - France Business Unit

Scott Seatter
Managing Director - Netherlands Business Unit

Albrecht Moehring
Managing Director - Germany Business Unit

Bryan Sralla
Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake
Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Alberta Treasury Branches

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

HSBC Bank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Wells Fargo Bank N.A., Canadian Branch

Barclays Bank PLC

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP
Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange ("VET")
The New York Stock Exchange ("VET")

INVESTOR RELATIONS

Kyle Preston
Director Investor Relations
403-476-8431 TEL
403-476-8100 FAX
1-866-895-8101 IR TOLL FREE
investor_relations@vermilionenergy.com

55

54

EXCELLENCE
We aim for exceptional results in everything we do.
TRUST
At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.
RESPECT
We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.
RESPONSIBILITY
Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION
ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone:	1.403.269.4884
Facsimile:	1.403.476.8100
IR Toll Free:	1.866.895.8101

investor_relations@vermilionenergy.com

vermilionenergy.com